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EXHIBIT 1

NOTICE OF MEETING, INVITATION LETTER TO SHAREHOLDERS
AND MANAGEMENT PROXY CIRCULAR DATED MARCH 4, 2008

MANAGEMENT PROXY CIRCULAR

NOTICE OF 2008 ANNUAL AND SPECIAL MEETING

April 24, 2008

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF SUNCOR ENERGY INC.

The Annual and Special Meeting of Shareholders of Suncor Energy Inc. will be held on Thursday, April 24, 2008, in the Metropolitan Conference Centre, 333 Fourth Avenue SW, Calgary, Alberta, at 10:30 a.m. local time.

The meeting will have the following purposes:

•
to receive the consolidated financial statements of the Corporation for the year ended December 31, 2007 together with the auditor's report;

•
to elect directors of the Corporation to hold office until the close of the next annual meeting;

•
to appoint auditors of the Corporation to hold office until the close of the next annual meeting;

•
to consider and, if deemed appropriate, pass an ordinary resolution reconfirming the Corporation's shareholder rights plan;

•
to consider and, if deemed appropriate, pass a special resolution amending the Corporation's articles to divide the issued and outstanding common shares of Suncor on a two-for-one basis; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.

This management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 2 to 4 of this circular. To be effective, the completed Form of Proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time prior to 10:30 a.m., Calgary time, on Tuesday, April 22, 2008.

Shareholders may also vote their shares by telephone or through the internet up to 48 hours prior to the start of the meeting, using the procedures described in the enclosed Form of Proxy.

Shareholders registered at the close of business on February 27, 2008, will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Suncor Energy Inc.

Janice B. Odegaard
Vice President, Associate General Counsel
and Corporate Secretary

March 4, 2008
Calgary, Alberta

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of Suncor Energy Inc.'s Board of Directors, management and employees, we invite you to attend our Annual and Special Meeting of Shareholders on Thursday, April 24, 2008, to be held in the Metropolitan Conference Centre, 333 Fourth Avenue SW, Calgary, Alberta, at 10:30 a.m. local time.

The items of business to be considered at this meeting are described in the Notice of Annual and Special Meeting and accompanying management proxy circular.

Your participation at this meeting is very important to us. We encourage you to vote, which can easily be done by following the instructions enclosed with this circular. Following the formal portion of the meeting, management will review Suncor's operational and financial performance during 2007 and provide an outlook on priorities for 2008 and beyond. You will also have an opportunity to ask questions and to meet your directors and executives.

All of our public documents, including our 2007 annual report and quarterly reports, are available in the Investor Centre on our web site located at www.suncor.com. We encourage you to visit our web site during the year for information about our company, including news releases and investor presentations. To ensure you receive all the latest news on Suncor, including the speeches of senior executives, you can use the 'E-news' subscribe feature on Suncor's web site.

We look forward to seeing you at the meeting.

Yours sincerely,

John Ferguson Chairman of the Board	Rick George President and Chief Executive Officer

VOTING AND PROXIES: QUESTIONS AND ANSWERS	2
BUSINESS OF THE MEETING	5
Financial Statements	5
Election of Directors	5
Appointment of Auditors	9
Audit Fees	9
Audit-related Fees	9
Tax Fees	9
All Other Fees	9
Amended and Restated Shareholder Rights Plan	10
Amendment of Articles: Two for One Division of Common Shares	14
DISCLOSURE OF COMPENSATION AND OTHER INFORMATION	15
Compensation of Directors	15
REPORT ON EXECUTIVE COMPENSATION	18
Human Resources and Compensation Committee	18
Executive Compensation	18
Compensation of the President and Chief Executive Officer	20
Aggregate Equity Holdings of Named Executive Officers	23
Other Executive Compensation	24
Termination Contracts and Change of Control Arrangements	27
SUMMARY OF EQUITY COMPENSATION PLANS	29
DIRECTORS' AND OFFICERS' INSURANCE	32
CORPORATE GOVERNANCE	33
GENERAL INFORMATION	33
APPENDIX A: BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS	34
APPENDIX B: CORPORATE GOVERNANCE SUMMARY	35
APPENDIX C: BOARD TERMS OF REFERENCE	42
APPENDIX D: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR	48
APPENDIX E: DIRECTOR INDEPENDENCE POLICY AND CRITERIA	50
APPENDIX F: 2008 SHAREHOLDER RIGHTS PLAN	52
Note: all financial information is reported in Canadian dollars unless otherwise noted.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 1

VOTING AND PROXIES: QUESTIONS AND ANSWERS

This circular is furnished in connection with the solicitation by or on behalf of management of Suncor Energy Inc. ("Suncor", the "Corporation" or "we") of proxies to be used at the Annual and Special Meeting of Shareholders of Suncor to be held in the Metropolitan Conference Centre, 333 Fourth Avenue SW, Calgary, Alberta on Thursday, April 24, 2008, at 10:30 a.m. local time for the purposes indicated in the Notice of Meeting.

It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Suncor employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of common shares of Suncor and normal handling charges will be paid for such forwarding services. The record date to determine the shareholders entitled to receive notice of and vote at the meeting is February 27, 2008.

Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described below. Your completed Form of Proxy must be received by Computershare Trust Company of Canada by 10:30 a.m., Calgary time, on Tuesday, April 22, 2008. Please read the following for answers to commonly asked questions regarding voting and proxies.

Q.  Am I entitled to vote?

A.  You are entitled to vote if you were a holder of common shares of Suncor Energy Inc. as of the close of business on February 27, 2008, the record date for the meeting. Each common share is entitled to one vote. The list of registered shareholders maintained by Suncor will be available for inspection after February 28, 2008, during usual business hours at the offices of Computershare Trust Company of Canada ("Computershare"), #600, 530 – 8th Avenue SW, Calgary, Alberta T2P 3S8 and will be available at the meeting.

Q.  What am I voting on?

A.  You will be voting on:

•
the election of directors of the Corporation until the close of the next annual meeting;

•
the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation until the close of the next annual meeting;

•
the continuation of the Corporation's shareholder rights plan; and

•
the amendment of the Corporation's articles to divide the issued and outstanding common shares of Suncor on a two-for-one basis.

Q.  What if amendments are made to these matters or if other matters are brought before the meeting?

A.  If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Q.  Who is soliciting my proxy?

A.  The management of Suncor is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all of these costs are paid by Suncor.

Q.  How can I vote?

A.  If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by signing and returning your proxy form in the prepaid envelope provided or by voting using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683).

If your shares are not registered in your name but are held by a nominee, please see below.

2 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

Q.  How can a non-registered shareholder vote?

A.  If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

Q.  How can a non-registered shareholder vote in person at the meeting?

A.  Suncor does not have access to all the names of its non-registered shareholders. Therefore, if you attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q.  Who votes my shares and how will they be voted if I return a proxy?

A.  By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

•
FOR the election as directors of those nominees set out in this management proxy circular;

•
FOR the appointment of PricewaterhouseCoopers LLP as auditors;

•
FOR the continuation of the Corporation's shareholder rights plan and its amendment and restatement; and

•
FOR the amendment of the Corporation's articles to divide the issued and outstanding common shares of Suncor on a two-for-one basis.

Q.  Can I appoint someone other than the individuals named in the enclosed proxy form to vote my shares?

A.  Yes, you have the right to appoint the person of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your shares has been made. Proxyholders should, on arrival at the meeting, present themselves to a representative of Computershare.

Q.  What if my shares are registered in more than one name or in the name of my company?

A.  If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the proxy form.

Q.  Can I revoke a proxy or voting instruction?

A.  If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.
completing and signing a proxy bearing a later date, and delivering it to Computershare; or

2.
delivering a written statement, signed by you or your authorized attorney to:

(a)
the Corporate Secretary of Suncor Energy Inc. at 112 – 4th Avenue SW, Calgary, Alberta, T2P 2V5 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting adjourned; or

(b)
to the Chairman of the meeting prior to the start of the meeting.

If you are a non-registered shareholder, contact your nominee.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 3

Q.  Is my vote confidential?

A.  Your proxy vote is confidential. Proxies are received, counted, and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or if necessary to meet legal requirements.

Q.  How many common shares are outstanding?

A.  As of February 27, 2008, there were 463,096,783 common shares outstanding. We have no other class or series of voting shares outstanding.

As of February 27, 2008, there is no person who, to the knowledge of our directors and officers, beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares.

Q.  What is electronic delivery?

A.  Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our web site. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, provide an environmental benefit and reduce costs.

Q.  How can I ask for electronic delivery?

A.  If you are a non-registered shareholder, go to the Investor Communication web site at www.InvestorDelivery.com and follow the instructions on the screen.

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).

Q.  What if I have other questions?

A.  If you have a question regarding the meeting, please contact Computershare at 1-877-982-8760 or www.computershare.com or the Corporate Secretary of Suncor Energy Inc. at 403-269-8100 or info@suncor.com.

Webcast of Meeting

The meeting may also be viewed via webcast on www.suncor.com starting at 10:30 a.m. (MST) on Thursday, April 24, 2008. Shareholders may view the meeting and ask questions on line, but will not be able to vote via the webcast.

4 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements for the year ended December 31, 2007 are included in the 2007 Annual Report.

Election of Directors

Suncor's articles of incorporation stipulate there shall be not more than 15 or fewer than eight directors. There are currently 11 directors. In accordance with our by-laws, the board of directors has determined that 11 directors will be elected at the meeting.

Management will propose at the meeting that the 11 nominees named on pages 6 to 8 be elected directors. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless authority to do so is withheld, the persons named in the accompanying Form of Proxy intend to vote FOR the election of the nominees whose names appear on pages 6 to 8.

Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the accompanying proxy form reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

Majority Voting for Directors

The board of directors has adopted a policy which requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Board Policy, Strategy Review and Governance Committee ("Governance Committee") for consideration promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Governance Committee shall consider the resignation and shall recommend to the board of directors whether or not to accept it. The board of directors will consider the recommendation of the Governance Committee and determine whether or not to accept it within 90 days of the applicable meeting and a news release will be issued by Suncor announcing the board of directors' determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 5

The Persons Nominated for Election as Directors Are:

MEL E. BENSON
(independent)
Calgary, Alberta
Current age: 59
Period of service as a director:
April 19, 2000 to present
Common Shares (1): 8,780
Deferred Share Units (2): 12,664
Directors' Options (3): 14,000

Mel Benson is president of Mel E. Benson Management Services Inc., an international management consulting firm based in Calgary, Alberta. In 2000, Mr. Benson retired from a major international oil company. Mr. Benson is a director of Kanetax Energy Inc., Tenax Energy Inc. and Winalta Homes Inc. He is active with several charitable organizations including Hull Family Services and the Canadian Aboriginal Professional Association. He is also a member of the Board of Governors for the Northern Alberta Institute of Technology and the National Aboriginal Economic Development Board.

BRIAN A. CANFIELD
(independent)
Point Roberts, Washington
Current age: 69
Period of service as a director: November 10, 1995 to present
Common Shares (1): 7,010
Deferred Share Units (2): 24,924
Directors' Options (3): 62,000

Brian Canfield is the chairman of TELUS Corporation, a telecommunications company. Mr. Canfield is also a director and chairman of the governance committee of the Canadian Public Accountability Board. Mr. Canfield is a member of the Order of Canada, a member of the Order of British Columbia and a fellow of the Institute of Corporate Directors.

BRYAN P. DAVIES
(independent)
Toronto, Ontario
Current age: 59
Periods of service as a director: January 28, 1991 to April 23, 1996, and April 19, 2000 to present
Common Shares (1): 12,400
Deferred Share Units (2): 20,961
Directors' Options (3): 51,500

Bryan Davies is chairman of the Canada Deposit Insurance Corporation. He is also a director of the General Insurance Statistical Agency and is past superintendent of the Financial Services Commission of Ontario. Prior to that, he was senior vice president, regulatory affairs with the Royal Bank Financial Group. Mr. Davies is also active with a number of not-for-profit charitable organizations.

BRIAN A. FELESKY
(independent)
Calgary, Alberta
Current age: 64
Period of service as a director:
April 26, 2002 to present
Common Shares (1): 10,000
Deferred Share Units (2): 13,906
Directors' Options (3): 38,000

Brian Felesky is counsel to the law firm of Felesky Flynn LLP in Calgary, Alberta. Mr. Felesky also serves as a director on the board and is chair of the audit committee of Epcor Power LP. He is also a member of the board of Precision Drilling Trust and Resin Systems Inc. Mr. Felesky is actively involved in not-for-profit and charitable organizations. He is the co-chair of Homefront on Domestic Violence, vice chair of the Canada West Foundation, member of the senate of Athol Murray College of Notre Dame and board member of the Calgary Stampede Foundation. Mr. Felesky is a Queen's Counsel and member of the Order of Canada.

6 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

JOHN T. FERGUSON
(independent)
Edmonton, Alberta
Current age: 66
Period of service as a director: November 10, 1995 to present
Common Shares (1): 17,213
Deferred Share Units (2): 17,795
Directors' Options (3): 63,000

John Ferguson is founder and chairman of the board of Princeton Developments Ltd. and Princeton Ventures Ltd. Mr. Ferguson is also a director of Fountain Tire Ltd., the Royal Bank of Canada and Strategy Summit Ltd. In addition, he is a director of the C.D. Howe Institute, the Alberta Bone and Joint Institute, an advisory member of the Canadian Institute for Advanced Research and chancellor emeritus and chairman emeritus of the University of Alberta. Mr. Ferguson is also a fellow of the Alberta Institute of Chartered Accountants and of the Institute of Corporate Directors.

W. DOUGLAS FORD
(independent)
Bonita Springs, Florida
Current age: 64
Period of service as a director:
April 29, 2004 to present
Common Shares (1): 0
Deferred Share Units (2): 13,948
Directors' Options (3): 18,000

W. Douglas Ford was chief executive, refining and marketing for BP p.l.c. from 1998 to 2002 and was responsible for the refining, marketing and transportation network of the company as well as the aviation fuels business, the marine business and BP shipping. Mr. Ford currently serves as a director of USG Corporation and Air Products and Chemicals, Inc. He is also a member of the board of trustees of the University of Notre Dame.

RICHARD L. GEORGE
(non-independent, management)
Calgary, Alberta
Current age: 57
Period of service as a director: February 1, 1991 to present
Common Shares (1): 206,213
Deferred Share Units (2): 206,047
Directors' Options (3): n/a

Richard George is the president and chief executive officer of Suncor Energy Inc. (4) Mr. George is also a director of the U.S. offshore and onshore drilling company Transocean. In 2006, he was selected to serve as a member of the North American Competitiveness Council. In 2007, he became a member of the Calgary Committee to End Homelessness and is currently chair of the 2008 Governor General's Canadian Leadership Conference. Mr. George was named a member of the Order of Canada in 2007.

JOHN R. HUFF
(independent)
Houston, Texas
Current age: 61
Period of service as a director: January 30, 1998 to present
Common Shares (1): 21,315
Deferred Share Units (2): 25,399
Directors' Options (3): 54,000

John Huff is chairman of Oceaneering International Inc., an oil field services company. He is also a director of BJ Services Company, KBR and Rowan Companies Inc. Mr. Huff is a member of the National Petroleum Council, the Houston Museum of Natural Science and St. Luke's Episcopal Hospital System in Houston.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 7

M. ANN MCCAIG
(independent)
Calgary, Alberta
Current age: 68
Period of service as a director: October 1, 1995 to present
Common Shares (1): 17,211
Deferred Share Units (2): 23,026
Directors' Options (3): 62,000

Ann McCaig is actively involved with charitable and community activities. She is past co-chair of the Alberta Children's Hospital Foundation which raised $52 million for the new state-of-the-art pediatric facility in Calgary. She is currently chair of the Alberta Adolescent Recovery Centre, a trustee of the Killam Estate, chair of the Calgary Health Trust, a director of the Calgary Stampede Foundation and honourary chair of the Alberta Bone and Joint Institute. She is also chancellor emeritus of the University of Calgary and a member of the Order of Canada.

MICHAEL W. O'BRIEN
(independent)
Canmore, Alberta
Current age: 63
Period of service as a director:
April 26, 2002 to present
Common Shares (1): 25,904
Deferred Share Units (2): 10,745
Directors' Options (3): 22,000

Michael O'Brien served as executive vice president, corporate development, and chief financial officer of Suncor Energy Inc. before retiring in 2002. Mr. O'Brien serves on the board of Shaw Communications Inc. and is an advisor to CRA International. In addition, he is past chair of the board of trustees for Nature Conservancy Canada, past chair of the Canadian Petroleum Products Institute and past chair of Canada's Voluntary Challenge for Global Climate Change.

EIRA M. THOMAS
(independent)
West Vancouver, British Columbia
Current age: 39
Period of service as a director: April 27 2006 to present
Common Shares (1): 2,000
Deferred Share Units (2): 6,180
Directors' Options (3): 10,000

Eira Thomas has been chief executive officer of Stornoway Diamond Corporation, a mineral exploration company, since July 2003. Previously, Ms. Thomas was president of Navigator Exploration Corporation and chief executive officer of Stornoway Ventures Ltd. She is also a director of Strongbow Exploration Inc. and Fortress Minerals Corp. In addition, Ms. Thomas is a director of the University of Toronto (U of T) Alumni Association, Lassonde Advisory Board of the U of T, Prospectors and Developers Association of Canada and the Northwest Territories and Nunavut Chamber of Mines. She also is a member of the U of T President's Internal Advisory Council.
(1)
"Common Shares" refers to the number of common shares beneficially owned, or over which control or direction is exercised, by the director as at February 27, 2008. The information relating to holdings of common shares, not being within the knowledge of Suncor, has been furnished by the respective nominees individually. Fractional common shares have been excluded from the numbers shown. The number of common shares held by Mr. George includes 164,972 common shares over which he exercises control or direction but which are beneficially owned by members of his family.

(2)
Deferred share units (DSUs) are not voting securities but are included in this table for informational purposes. See "Compensation of Directors" for a description of DSUs. The number of DSUs for each director is as at February 27, 2008, and fractional DSUs have been excluded from the numbers shown. DSUs held by Mr. George were awarded under executive incentive plans and not under the directors' DSU plan.

(3)
Directors' options are not voting securities but have been included in this table for information purposes. Directors' options comprise only options granted as at February 27, 2008 to non-employee directors, as described under the heading, "Compensation of Directors". Directors' options do not include options granted to Mr. George under Suncor's Executive Stock Plan, SunShare Performance Stock Option Plan and SunShare 2012 Performance Share Option Plan, respectively (together, the "Executive Plans"). Options and performance share units held by Mr. George under the Executive Plans are reported in the tables on pages 23 - 24.

(4)
Mr. George also serves as director and/or officer of certain subsidiaries of Suncor.

8 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

Appointment of Auditors

Management and the board of directors propose that PricewaterhouseCoopers LLP be appointed as Suncor's auditors until the close of the next annual meeting. PricewaterhouseCoopers LLP has been Suncor's auditors for more than five years.

Fees payable to PricewaterhouseCoopers LLP in 2006 and 2007 are detailed below.

($)	2006 (1)	2007

Audit fees	1 719 000	1 440 000
Audit-related fees	295 000	448 000
Tax fees	—	2 000
All other fees	3 000	—

Total	2 017 000	1 890 000

(1)
Certain prior period comparative figures have been reclassified to conform to current period presentation.

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of Suncor's annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-related Fees

Audit-related fees were paid for professional services rendered by the auditors for preparation of reports on specified procedures as they relate to joint venture audits, attest services not required by statute or regulation, and membership fees levied by the Canadian Public Accountability Board.

Tax Fees

Tax fees were paid for international tax planning, advice and compliance.

All Other Fees

Fees disclosed under "All Other Fees" were paid for subscriptions to auditor-provided and supported tools.

None of the services described under the captions "Audit-related Fees", "Tax Fees" and "All Other Fees" were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 9

Amended and Restated Shareholder Rights Plan

Background

At the meeting, shareholders will be asked to approve and reconfirm Suncor's shareholder rights plan. The Corporation's original shareholder rights plan was first implemented under an agreement dated January 25, 1996 between the Corporation and Montreal Trust Company of Canada (the "Original Plan"). The Original Plan was amended and restated, with approval of our shareholders, on April 15, 1996, April 21, 1999, April 26, 2002, and April 28, 2005. The Original Plan, as so amended and restated, is referred to as the "2005 Rights Plan". The 2005 Rights Plan is our current shareholder rights plan. Its continued existence must be approved and reconfirmed by shareholders and by Independent Shareholders (as defined therein) on or before the date of the meeting.

We have reviewed our 2005 Rights Plan for conformity with current practices of Canadian companies with respect to shareholder rights plan design. We have determined that since April 2005, when the 2005 Rights Plan was last approved by shareholders, there have been few, if any, changes in those practices. As a result, on February 27, 2008, the board of directors resolved to continue the existing 2005 Rights Plan, with minimal amendments, by approving an amended and restated shareholder rights plan (the "2008 Rights Plan") proposed to be dated April 24, 2008, subject to approval at the meeting by shareholders and by Independent Shareholders. The 2008 Rights Plan is identical to the 2005 Rights Plan in all material respects.

A summary of the key features of the 2008 Rights Plan is attached as Appendix "F" to this circular. All capitalized terms used in this section of the circular and in Appendix "F" have the meanings set forth in the 2008 Rights Plan, unless otherwise indicated. The complete text of the 2008 Rights Plan is available to any shareholder on request from us at 112 – 4th Avenue SW, Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071 by e-mail request to info@suncor.com, or by clicking on "Shareholder Rights Plan" in the Investor Relations menu on our web site at www.suncor.com.

Recommendation of the Board of Directors

The board of directors has determined that a shareholder rights plan continues to be in the best interest of Suncor and in the best interest of our shareholders. Accordingly, the board of directors unanimously recommends that the shareholders vote in favour of the reconfirmation and approval of the 2008 Rights Plan.

We have been advised that the directors and senior officers of the Corporation intend to vote all common shares held by them in favour of confirmation and approval of the 2008 Rights Plan.

The persons named in the enclosed form of proxy intend to vote in favour of the resolution approving the 2008 Rights Plan unless a shareholder has specified that their shares are to be voted against such resolution.

Text of Resolutions

  "BE IT RESOLVED, as an ordinary resolution of the shareholders of the Corporation, that:

  1.
  the Shareholder Rights Plan of the Corporation be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made as of April 24, 2008 between the Corporation and Computershare Trust Company of Canada, be and it is hereby ratified, confirmed and approved; and

  2.
  any officer or director of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution."

  "BE IT RESOLVED, as an ordinary resolution of the Independent Shareholders of the Corporation, that:

  1.
  the Shareholder Rights Plan of the Corporation be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made as of April 24, 2008 between the Corporation and Computershare Trust Company of Canada, be and it is hereby ratified, confirmed and approved; and

  2.
  any officer or director of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution."

Vote Required

Shareholder approval and reconfirmation of the 2008 Rights Plan is not required by law but is required by the terms of the 2008 Rights Plan and applicable stock exchange rules. In accordance with those stock exchange rules, the foregoing

10 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

resolution must be approved by (i) a simple majority of 50% plus one vote of the votes cast by holders of Voting Shares at the meeting, and (ii) a simple majority of 50% plus one vote of the votes cast by Independent Shareholders at the meeting.

If the above resolution approving the 2008 Rights Plan is passed at the meeting, then Suncor and Computershare Trust Company of Canada (the "Rights Agent") will execute the 2008 Rights Plan effective as of the date the resolution is passed.

If the resolution is not passed at the meeting, the 2005 Rights Plan will become void and of no further force and effect, all outstanding Rights will be redeemed, the 2008 Rights Plan will not be executed and Suncor will no longer have any form of shareholder rights plan.

The board of directors reserves the right to alter any terms of the 2008 Rights Plan or not to proceed with the 2008 Rights Plan at any time prior to the meeting if they determine it would be in the best interests of Suncor and its shareholders to do so.

Objectives of the 2008 Rights Plan

The primary objectives of the 2008 Rights Plan, as with the 2005 Rights Plan and the Original Plan, are to ensure that, in the context of a bid for control of Suncor through an acquisition of our common shares, our board of directors has sufficient time to:

•
explore and develop alternatives for maximizing shareholder value;

•
provide adequate time for competing bids to emerge;

•
ensure shareholders have an equal opportunity to participate in such a bid;

•
give shareholders adequate time to properly assess the bid; and

•
alleviate the pressure typically encountered by a shareholder to tender to a bid.

In approving the 2008 Rights Plan, the board of directors considered the following concerns inherent in the existing legislative framework governing takeover bids in Canada:

•
Time.  Current legislation permits a takeover bid to expire in 35 days. The board of directors is of the view that 35 days may not be sufficient time to permit shareholders to consider a takeover bid and to make a reasoned and unhurried decision. The 2008 Rights Plan provides a mechanism whereby the minimum expiry period for a takeover bid must be 60 days after the date of the bid. The bid must remain open for a further period of 10 business days after the Offeror publicly announces that the shares deposited or tendered, and not withdrawn, constitute more than 50% of the Voting Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person, their Associates and Affiliates and Persons acting jointly). The 2008 Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the board of directors, the identification of other potential bidders, the conducting of an auction, or the development of a corporate restructuring alternative that could enhance shareholder value.

•
Pressure to Tender.  A shareholder may feel compelled to tender to an inadequate bid if the shareholder is concerned about being left in a minority position with discounted shares. This is particularly so in the case of a partial bid for less than all shares of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares. The 2008 Rights Plan provides a shareholder approval mechanism in the Permitted Bid provision that is intended to ensure a shareholder can separate the tender decision from the approval or disapproval of a particular takeover bid. By requiring that a bid remain open for acceptance for a further 10 business days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a shareholder's decision to accept a bid is separated from the decision to tender and alleviates pressure to tender to the bid.

•
Unequal Treatment.  While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a company may be acquired pursuant to a private agreement in which a small group of shareholders dispose of shares at a premium to market price. In addition, a person may slowly accumulate shares through stock exchange acquisitions, which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The 2008 Rights Plan addresses these concerns by applying to essentially all acquisitions of more than 20% of the Voting Shares, to better ensure shareholders receive equal treatment.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 11

General Impact of the 2008 Rights Plan

By maintaining a shareholder rights plan, it is not the intention of the board of directors to entrench itself or management in office, nor is it to avoid a bid for control of Suncor in a transaction that is fair and in the best interest of shareholders. For example, through the Permitted Bid mechanism, described in more detail in Appendix "F" to this circular, shareholders may tender to a bid that meets the Permitted Bid criteria without triggering the 2008 Rights Plan, regardless of the acceptability of the bid to the board of directors. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the board of directors will continue to be bound to consider fully and fairly any bid for our common shares in any exercise of its discretion to waive application of the 2008 Rights Plan or redeem the Rights. In all such circumstances, the board of directors must act honestly and in good faith with a view to the best interests of Suncor and its shareholders.

Neither the Original Rights Plan nor the 2008 Rights Plan was adopted or approved in response to, or in anticipation of, any pending or threatened takeover bid, nor to deter takeover bids generally. As of the date of this circular, the board of directors was not aware of any third party considering or preparing any proposal to acquire control of the Corporation. Rather, the objectives of the 2008 Rights Plan remain the same as they were for the Original Plan, as summarized above.

The 2008 Rights Plan will not interfere with our day-to-day operations. The issuance of the Rights does not in any way alter our financial condition, impede our business plans or alter our financial statements. In addition, the 2008 Rights Plan is not initially dilutive and is not expected to have any effect on the trading of common shares. However, if a Flip-In Event occurs and the Rights separate from the common shares, as described in Appendix "F", reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

The 2008 Rights Plan will not preclude any shareholder from utilizing the proxy mechanism of the Canada Business Corporations Act to promote a change in the management or direction of Suncor, and has no effect on the rights of holders of outstanding voting shares of the Corporation to requisition a meeting of shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their common shares. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the 2008 Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

In summary, the board of directors believes the 2008 Rights Plan serves to enhance shareholder value and ensure equal treatment of all shareholders in the context of an acquisition of control.

Tax Consequences of 2008 Rights Plan

The following discussion is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisers regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable foreign, provincial, state and local tax laws.

Canadian Federal Income Tax Consequences

While the matter is not free from doubt, the issue of the Rights may be a taxable benefit that must be included in the income of shareholders. However, no amount must be included in income if the Rights do not have a monetary value at the date of issue. The Corporation considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.

Assuming the Rights have no value, Canadian shareholders will not be required to include any amount in income or be subject to withholding tax under the Income Tax Act (Canada) (the "Tax Act") as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost.

The holders of Rights may have income or be subject to withholding tax under the Tax Act if the Rights are exercised or otherwise disposed of.

Eligibility for Investment for Canadian Tax-deferred Plans

The Rights are qualified investments under the Tax Act for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), and deferred profit sharing plans ("DPSPs"), and will not constitute foreign property of any such plan or any other taxpayer subject to Part XI of the Act, provided that our common shares continue to be qualified investments that are not foreign property for such plans.

12 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

United States Federal Income Tax Consequences

As the possibility of the Rights becoming exercisable is both remote and speculative, the adoption of the 2008 Rights Plan will not constitute the distribution of stock or property by the Corporation to its shareholders, an exchange of property or stock (either taxable or nontaxable), or any other event giving rise to the realization of gross income by any shareholder. The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold. In the event the Rights should become exercisable, as described above, shareholders should consult their own tax advisor concerning the consequences of acquiring, holding, exercising or disposing of their Rights.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 13

Amendment of Articles: Two for One Division of Common Shares

At the meeting, shareholders will be asked to consider and, if thought fit, pass, with or without amendment, a special resolution (the "Special Resolution") amending Suncor's Articles of Amalgamation to divide the issued and outstanding common shares on a two-for-one basis (the "Stock Split").

Since May 15, 2002, the record date for the previous two-for-one division of Suncor's common shares, the trading price of the common shares on the Toronto Stock Exchange ("TSX") has increased from $27.75 to highs of over $109.00 in 2007. The TSX average trading price for the first two months of 2008 was approximately $98.00.

Based on available information, Suncor's management believes Suncor's common shares are owned primarily by institutions such as mutual funds, pension funds and life insurance companies. It is estimated that less than 10% of Suncor's common shares are held by retail investors. The board of directors believes the Stock Split will encourage wider distribution among individual investors, as a lower share price makes a board lot more affordable.

The Stock Split will not change the rights of holders of common shares. Each common share outstanding after the Stock Split will be entitled to one vote and will be fully paid and non-assessable. As a result of the Stock Split, there will be certain consequential amendments to outstanding rights and options to acquire common shares. Assuming ratification of the renewal of Suncor's shareholder rights plan (the "2008 Rights Plan"), the number of common share purchase rights ("Rights") outstanding will double (see "Amended and Restated Shareholder Rights Plan" on page 10). Until the Separation Time (as defined in the 2008 Rights Plan), Rights will continue to be represented by the certificates representing the common shares. In addition, the board of directors has approved certain consequential amendments to its share and share-based incentive compensation plans to preserve proportionately the rights of plan participants. The number of DSUs and options will double and option exercise prices will be halved. The number of common shares reserved for future option grants and other share awards under Suncor's employee stock option plans will double to approximately 11,403,550 shares, based on the number of shares reserved as of February 27, 2008. These amendments will not take effect until the Stock Split has been approved by shareholders and implemented by Suncor by filing Articles of Amendment with Industry Canada.

The text of the Special Resolution is set out below. To be effective, the Special Resolution must be passed by the affirmative vote of a majority of not less than two-thirds of the votes cast by the shareholders voting in respect of the Special Resolution.

The persons named in the accompanying form of proxy intend to vote in favour of the Special Resolution, unless instructed otherwise by the shareholder signing the proxy. The board of directors recommends a vote FOR the amendment of Suncor's Articles to divide the issued and outstanding common shares on a two-for-one basis.

If the Special Resolution is passed at the meeting and the Stock Split is implemented, shareholders of record as of the close of business on May 14, 2008, being the record date in respect of the Stock Split, will keep their current share certificates and will be provided with additional share certificates representing the common shares to which they are entitled as a result of the Stock Split. It is currently expected that certificates will be mailed within 7 business days of the record date. Outstanding share certificates representing common shares should be retained by the holders thereof and should not be forwarded to the corporation or its transfer agent.

Text of Special Resolution

  The text of the special resolution to approve the Stock Split is as follows:

  "BE IT RESOLVED as a special resolution that:

  1.
  pursuant to section 173 of the Canada Business Corporations Act (the "Act"), the Articles of Amalgamation of the Corporation be amended to divide the issued and outstanding common shares on a two-for-one basis;

  2.
  any one of the directors or officers of the Corporation is hereby authorized to sign all such documents, including, without limitation, Articles of Amendment, and to do all such acts and things, including, without limitation, delivering such Articles of Amendment to the Director under the Act, as they, in their discretion, determine to be necessary or advisable in order to properly implement and give effect to the foregoing; and

  3.
  the directors of the Corporation may, in their discretion, without further approval of the shareholders, revoke this special resolution at any time before the issuance of a Certificate of Amendment in respect of the foregoing.

14 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

Compensation of Directors

Directors, other than Richard L. George, Suncor's president and chief executive officer, receive fees from Suncor for services in their capacity as directors on the following basis:

($)

Annual board retainer	36 000 (prorated for period served)
Each board meeting attended	1 500
Each committee meeting attended	1 500
Long-distance travel fee (paid when long-distance travel is required the day before a meeting) (1)	1 500
Annual retainer for Audit Committee chair	15 000
Annual retainer for all other committee chairs	7 000
Annual retainer for Audit Committee members	6 000
Annual retainer for all other committee members (2)	4 000 per committee
Annual retainer for chairman of the board (2)	250 000

(1)
Directors are also reimbursed for long-distance travel expenses to attend meetings.

(2)
The chairman of the board is not eligible to receive any additional fees, with the exception of travel fees.

Fees Paid to Directors in 2007
($)

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Total Fees Paid (1)(2)(3)	Fees taken in DSUs	Fees Taken in Cash

Mel Benson	36 000	4 000	7 000	9 000	15 000	74 000	37 000	37 000
Brian A. Canfield	36 000	6 000	10 000	9 000	18 000	86 500	86 500	—
Bryan P. Davies	36 000	4 000	7 000	9 000	15 000	78 500	78 500	—
Brian Felesky	36 000	10 000	—	9 000	16 500	74 500	74 500	—
John T. Ferguson (4)	175 667	1 333	5 000	6 000	9 000	204 500	102 250	102 250
W. Douglas Ford	36 000	9 333	—	9 000	18 000	84 333	84 333	—
Richard L. George	—	—	—	—	—	—	—	—
John R. Huff	36 000	4 000	7 000	9 000	16 500	80 000	80 000	—
M. Ann McCaig	36 000	8 000	—	9 000	15 000	71 000	35 500	35 500
Michael O'Brien	36 000	10 000	—	9 000	16 500	74 500	74 500	—
JR Shaw (5)	83 333	—	—	—	—	83 333	83 333	—
Eira M. Thomas	36 000	10 000	—	9 000	16 500	77 500	77 500	—

(1)
Includes fees received for travel days.

(2)
Amounts reflect aggregate value of fees paid in DSUs or combination of DSUs and cash.

(3)
Eligible board members also receive an annual grant of DSUs under the Suncor Directors' Deferred Share Unit Plan and stock options under the Executive Stock Plan. See 2007 Compensation Summary for Directors.

(4)
Mr. Ferguson was appointed chairman of the board on April 26, 2007 and is not eligible to receive attendance fees for meetings past that date, other than for travel days.

(5)
Mr. Shaw retired from the board on April 26, 2007.

2007 Compensation Summary for Directors
($)

Name	Total Fees for 2007	Annual DSU Grant Value (1)	Annual Stock Option Value (2)	Total Compensation

Mel Benson	74 000	94 690	64 389	233 079
Brian A. Canfield	86 500	94 690	64 389	245 579
Bryan P. Davies	78 500	94 690	64 389	237 579
Brian Felesky	74 500	94 690	64 389	233 579
John T. Ferguson	204 500	142 035	96 584	443 119
W. Douglas Ford	84 333	94 690	64 389	243 412
Richard L. George	—	—	—	—
John R. Huff	80 000	94 690	64 389	239 079
M. Ann McCaig	71 000	94 690	64 389	230 079
Michael O'Brien	74 500	94 690	64 389	233 579
JR Shaw	83 333	—	—	83 333
Eira M. Thomas	77 500	94 690	64 389	236 579

(1)
This represents the amount of compensation that was granted in DSUs on July 31, 2007.

(2)
This represents the expected value of stock option compensation. Options were granted to non-insider directors on July 31, 2007. The values disclosed have been calculated using a binomial pricing model based on a grant price of $94.69 in 2007. Awards vest one-third per year over a three-year period, starting on the first anniversary of the grant date and expire after 10 years.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 15

Directors Share Ownership Guidelines

The board of directors has established share ownership guidelines for non-employee directors which must be attained within five years of their appointment to the board. Current guidelines are based on a target of three times the market median compensation for directors of large Canadian oil and gas companies. For 2007, the board established that each director should own Suncor common shares (including DSUs) with a market value of $540,000. As of the date of this circular, all directors were in compliance with the share ownership guidelines.

Directors Equity Compensation

Deferred Share Units Directors who are not Suncor employees ("non-employee directors") participate in a Directors' Deferred Share Unit Plan (the "DSU Plan"). Under the DSU Plan, each non-employee director receives an annual grant of deferred share units ("DSUs") as part of their total compensation. In 2007 the annual grant for each non-employee director, other than the chairman of the board, was 1,000 DSUs. The chairman received 1,500 DSUs. The compensation plan also provides for an additional initial grant of 1,000 DSUs to each newly elected director upon their election to the board.

On an ongoing basis, non-employee directors also receive one-half, or if they choose, all of their fees (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to the non-employee director's account on each payment date is equal to the number of common shares that could have been purchased on the payment date with the amount of compensation allocated to the DSU Plan. On each dividend payment date for common shares, an additional number of DSUs are credited to the non-employee directors' DSU accounts, equivalent to the number of common shares that could have been acquired on that date by notional dividend reinvestment.

DSUs will be paid in cash when the director ceases to hold office as a director or on a date elected by that director prior to December of the year following cessation of directorship. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of DSUs starts on the first day of the first calendar year following the year in which the DSU plan participant ceased to be a director and ends on November 30 of that same year. The cash payment is calculated by multiplying the number of DSUs by the then-current market value of a common share. In 2007, non-employee directors received an aggregate total of 18,914 DSUs. The number of DSUs held individually by the non-employee directors is set out in the Aggregate Equity Holdings of Non-Employee Directors table on page 17.

Stock Options Suncor's Executive Stock Plan ("ESP"), described in more detail under the heading, "Report on Executive Compensation", provides for the automatic grant of options to purchase common shares and awards of Limited Appreciation Rights ("LARs") to non-employee directors. Under the ESP, each non-employee director receives an annual grant of options to purchase common shares. In 2007, each non-employee director was granted 2,000 options, while the chairman received a grant of 3,000 options. The compensation plan also provides for an initial grant to each newly elected director of 2,000 options to purchase common shares upon their election to the board. In 2007, directors received a total of 21,000 options. The number of options held individually by the directors is set out in the Aggregate Equity Holdings of Non-Employee Directors table on page 17.

Options are granted at an exercise price equal to the market price of the common shares at the time of the grant, expire 10 years from the date of grant and vest over a three-year period. All options granted to non-employee directors have an equivalent number of LARs attached to them. The terms of the LARs are described under the heading "Termination Contracts and Change of Control Arrangements".

The ESP includes provisions that allow for the exercise of a non-employee director's options for a limited period of time after the date the option holder ceases to be a director of Suncor. However, all LARs held by a non-employee director immediately terminate upon cessation of such person's directorship.

The ESP also provides an alternative, on activation by the board, for the payment of a fixed percentage of directors' annual retainers in common shares. As of the date hereof, these provisions had not been activated.

16 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

Aggregate Equity Holdings of Non-Employee Directors

	December 31, 2006			December 31, 2007
	Shares	DSUs	Options	Shares	DSUs	Options

Mel Benson	8 780	11 219	16 000	8 780	12 664	14 000
Brian A. Canfield	7 010	22 907	60 000	7 010	24 924	62 000
Bryan P. Davies	12 400	19 041	52 000	12 400	20 961	53 000
Brian Felesky	10 000	12 056	36 000	10 000	13 906	38 000
John T. Ferguson	17 190	15 178	60 000	17 213	17 795	63 000
W. Douglas Ford	0	11 997	16 000	0	13 948	18 000
John R. Huff	21 230	23 442	68 000	21 315	25 399	54 000
M. Ann McCaig	9 791	21 556	68 000	17 211	23 026	62 000
Michael O'Brien	25 094	8 907	20 000	25 094	10 745	22 000
Eira M. Thomas	2 000	4 331	8 000	2 000	6 180	10 000

Net Change During 2007

	Shares	DSUs	Options	Total Value at Risk Value ($) (1)(2)

Mel Benson	—	1 445	(2 000)	2 926 542
Brian A. Canfield	—	2 017	2 000	8 309 958
Bryan P. Davies	—	1 920	1 000	7 588 186
Brian Felesky	—	1 850	2 000	5 134 776
John T. Ferguson	23	2 617	3 000	8 654 893
W. Douglas Ford	—	1 951	2 000	2 416 889
John R. Huff	85	1 957	(14 000)	9 141 028
M. Ann McCaig	7 420	1 470	(6 000)	9 205 935
Michael O'Brien	—	1 838	2 000	5 146 146
Eira M. Thomas	—	1 849	2 000	986 264

(1)
Value of shares and DSUs is calculated based on Suncor Energy Inc closing price of $107.91 on December 31, 2007.

(2)
Value of options is calculated based on the in-the-money value of exerciseable and non-exercisable options as of December 31, 2007.

2008 Compensation

Compensation arrangements for directors are reviewed annually by the board. As a result of the review of directors' compensation undertaken in July 2007, the board is satisfied the current arrangements remain competitive.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 17

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

During 2007, Mel Benson, Bryan Davies, John Ferguson, Doug Ford, John Huff, Ann McCaig and JR Shaw served as members of the Human Resources and Compensation Committee (the "HR&CC"). Mr. Davies served as chairman. All members of the HR&CC are independent directors.

Mr. Shaw retired from the board on April 26, 2007. Mr. Ford left the HR&CC on April 26, 2007 and Mr. Ferguson joined the HR&CC on the same date.

Human Resources and Compensation Committee

The HR&CC's mandate is to:

•
review Suncor's overall goals and objectives and ensure they are supported by appropriate executive compensation philosophy and programs;

•
annually evaluate the performance of the chief executive officer ("CEO") against predetermined goals and criteria, and recommend to the board the total compensation for the CEO;

•
annually review and provide input to the CEO's recommendations for compensation of the executives that report directly to the CEO;

•
review the succession planning process and results of the process as it relates to executive roles;

•
review, on a summary basis, any significant compensation and benefit programs for all employees; and

•
review compensation provided to the board of directors and ensure its competitiveness.

The HR&CC retains an independent compensation consultant to help discharge its mandate. During 2007, the HR&CC engaged Towers Perrin to provide:

•
expertise and advice in the development of compensation policies and programs for executives and directors;

•
periodic updates to the HR&CC on best practices, trends and emerging regulatory or governance matters related to executive and director compensation; and

•
custom survey work benchmarking Suncor compensation in the marketplace.

The decisions made by the HR&CC are the responsibility of that committee and may reflect factors and considerations other than the information and recommendations made by Towers Perrin. Towers Perrin also provides actuarial, pension and benefits advice to Suncor. During 2007, Towers Perrin met with the committee chair and attended relevant sections of all HR&CC meetings.

The HR&CC has ensured that Towers Perrin, as the executive compensation consultant, has a clear reporting relationship to the committee and is able to provide advice to the committee independent of the firm's other relationship with management. The HR&CC has the final authority to hire and terminate the consultant.

Executive Compensation

Suncor's executive compensation program is comprised of the following components: base salary, annual incentive and mid- and long-term incentives. Together, these components support our strategy for achieving the following objectives:

•
to align executive compensation with shareholders' interests;

•
to attract and retain highly qualified management;

•
to focus performance by linking incentive compensation to the achievement of business objectives and financial results; and

•
to encourage retention of key executives for leadership succession.

The total compensation mix is structured to place a significant portion of the executive's compensation at risk, based on individual, business and corporate performance, as well as market practice. Compensation practices are regularly assessed to ensure they are consistent and competitive with the external market.

For our executive officers, including the executives listed in the Summary Compensation Table (the "Named Executive Officers"), base salary is targeted at the 50th percentile of the market, and the annual total direct compensation (including the annual incentive and annual long-term incentive grants) is targeted at the 65th percentile.

18 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

From time to time Suncor has, with shareholder approval, provided an additional performance based long-term incentive program to drive achievement of extraordinary results. These programs focus on performance over a five to six year period and, combined with other elements of compensation, provide the opportunity to earn top quartile pay when superior results are achieved.

Suncor compares its executive compensation to the compensation provided by a peer group of Canadian oil and gas companies and trusts for executives in comparable positions. These companies and trusts compete with Suncor for executive talent, operate in similar business environments and are of similar size, scope and complexity. Suncor's compensation guidelines are based on market data compiled through industry and general compensation surveys of pay practices and trends conducted by independent compensation consultants.

The companies and trusts included in Suncor's primary executive compensation comparator group are:

Canadian Natural Resources Ltd.	Canadian Oil Sands Trust
Devon Canada Corporation	Enbridge Inc.
EnCana Corp.	Husky Energy Inc.
Imperial Oil Ltd.	Nexen Inc.
Petro-Canada	Shell Canada Limited
Syncrude Canada Ltd.	Talisman Energy Inc.
Transcanada Corp.

2008 Compensation

Compensation arrangements for executives are reviewed annually by the board. As a result of the review of executive compensation practices undertaken in November 2007, the board is satisfied the current arrangements remain competitive.

Executive Compensation Components

Base salary Salary is compensation for discharging job responsibilities and reflects the level of skills and capabilities demonstrated by the executive. Individual salary adjustments take into account the market value of the role and the executive's demonstration of capability during the year.

Annual incentive plan Our Management Incentive Plan ("MIP") provides executive officers and other senior management with the opportunity to earn annual incentive awards based on the achievement of pre-established annual corporate, business and individual performance objectives. Awards for corporate executives are based on Suncor's overall performance. Awards for the business unit executives are based on a combination of the performance of Suncor and the performance of the executive's respective business unit.

Mid- and long-term incentives Our executive officers and other senior management participate in the following mid- and long-term incentive programs:

  (i)
  Executive Stock Plan ("ESP") – provides for annual option grants to eligible executives;

  (ii)
  Performance Share Unit Plan ("PSU Plan") – provides for annual performance share unit ("PSU") grants to eligible executives;

  (iii)
  SunShare Performance Stock Option Plan ("SunShare Plan") – program closed as of December 1, 2007; and

  (iv)
  SunShare 2012 Performance Share Option Plan ("SunShare 2012 Plan") – provided one-time grants of options to eligible employees on September 28, 2007. Share units were granted under this plan January 1, 2008 and may be granted January 1, 2010.

  See "Summary of Equity Compensation Plans" on pages 29 - 32 for a detailed description of these plans. For details of these grants to the Named Executive Officers, see "Option/SAR Grants During the Most Recently Completed Fiscal Year" on page 25.

Effective February 4, 2008, the board of directors approved the grant of options, PSUs and LARs to the Named Executive Officers and certain other eligible employees under the terms of the ESP and the PSU Plan. The exercise price of the options is $95.05 per share, based on the market price of common shares on the date prior to the effective grant date. All options granted to the executive officers, including the Named Executive Officers, were awarded with an equivalent

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 19

number of LARs attached to them. The table below outlines the awards made to the Named Executive Officers effective February 4, 2008.

	# of Options / LARs Granted	# of Performance Share Units Granted

R.L. GEORGE President & Chief Executive Officer	78 000	39 000
J.K. ALLEY Senior Vice President & Chief Financial Officer	12 000	6 000
M.M. ASHAR Executive Vice President, Strategic Growth & Energy Trading	20 000	10 000
T.L. RYLEY Executive Vice President, Refining & Marketing	10 000	5 000
S.W. WILLIAMS Chief Operating Officer	35 000	17 500

Executive Share Ownership Guidelines

Suncor's executive share ownership guidelines require common share holdings with an aggregate value of four times base salary for the chief executive officer, three times base salary for the chief operating officer, two times base salary for executive and senior vice presidents, and one times base salary for other vice presidents. The guidelines are to be achieved within five years after appointment to an executive position. Common shares and DSUs count toward fulfillment of the guidelines. As of the date of this circular, each executive was in compliance with the share ownership guidelines.

Compensation of the President and Chief Executive Officer

The annual CEO performance evaluation, led by the chairman of the board, includes formal written evaluations by each independent board member assessing the CEO's performance against key strategic and organizational objectives. The HR&CC develops the compensation recommendation for the CEO for review and approval by the board of directors, based on the performance evaluation.

Suncor's compensation structure for Mr. George places a significant amount of his pay at risk. Based on actual payments in 2007, base salary comprised 15% of Mr. George's total compensation. His annual performance-based incentive payment contributed an additional 21%, and his mid- and long-term incentives, the majority of which are performance-based, contributed the remaining 64% (all percentages are approximate).

The CEO's annual incentive target is 90% of base salary. Actual payout is determined by Suncor's financial and operational performance, and for 2007 is weighted 20% on Suncor's financial results (earnings and cash flow from operations) and 80% on the weighted average of the five business units' scores against performance targets approved by the board of directors (safety, production, cost, profitability and operational performance).

Based on the board's evaluation of the CEO's personal performance for the year, an overall personal performance factor is established and is multiplied by the incentive target amount to determine his annual incentive payment. The CEO's annual incentive can range from a minimum of 0% to a maximum of 270% of base salary.

The board determined that Mr. George's performance in 2007 was exceptional. In addition to a base salary of $1,211,154, Mr. George received an annual incentive of $1,700,000 for 2007.

The performance rating for Mr. George reflects an assessment of:

  1)
  Financial results achieved during 2007;

  2)
  2007 business goals vs results achieved;

  3)
  Leadership (within Suncor and the North American business community); and

  4)
  Mr. George's contribution to ensuring the corporation generates long-term shareholder value.

Financial results achieved during 2007

In 2007, Suncor generated net earnings of $2.832 billion and cash flow from operations of $3.805 billion. An overall return on capital employed of 28.3% was achieved (excluding major projects in progress). (1)

(1)
The financial measures cash flow from operations, return on capital employed (ROCE) and cash operating costs referred to in this circular are not prescribed by GAAP and are outlined and reconciled in Non-GAAP Financial Measures, on page 46 of our 2007 annual report.

20 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

In addition to generating these strong returns, the board's review of Mr. George's 2007 performance also recognized the progress made on significant operational initiatives, which are expected to support high returns for the corporation in the future:

•
Invest in future growth – Growth capital of approximately $4.3 billion was invested company-wide during 2007 to advance a variety of projects aimed at increasing crude oil production and sales. These milestones support the corporation's growth strategy of achieving production capacity of 550,000 barrels per day ("bpd") in 2012.

•
Deliver reliable, cost-effective production – Investments totaling $1.0 billion were made to improve Suncor's operational and environmental performance.

•
Deliver projects on schedule and on budget – Despite the challenges created by significant shortages of labour, supplies and materials across North America, Suncor's labour strategies and progressive approaches to supply chain management helped ensure the company's plans to increase oil sands production capacity to 350,000 bpd in 2008 and 550,000 bpd in 2012 remain on budget and on schedule.

•
Research new technologies – Suncor advanced its strategy of developing technologies that enable responsible resource development. This includes the piloting of lower emission mining and extraction technologies, accelerated reclamation techniques as well as efforts to advance cellulosic ethanol production, petroleum coke gasification and carbon capture and sequestration.

2007 business goals vs results achieved

2007 Goal	Actual Result

Achieve annual oil sands production of 260,000 to 270,000 bpd at a cash operating cost average of $21.50 to $22.50 per barrel	Unscheduled maintenance resulted in annual production of 235,600 bpd and cash operating costs of $27.80 per barrel.
To address this shortfall, Mr. George directed the establishment of an operational excellence strategy to improve production reliability, process safety and environmental performance.
Increase natural gas production to an average 215 to 220 million cubic feet equivalent (mmcfe) per day	New wells and improved pipe access resulted in daily average production of 215 mmcfe in 2007.
Advance plans for increased bitumen supply
In July, Suncor applied for regulatory permission to develop the Voyageur South mine extension. Construction began on Firebag stage three, while engineering and procurement were advanced for further expansion of the company's in-situ operations.
Safely complete all expansion tie-ins
A 50-day shutdown of Upgrader 2 to tie in facilities related to planned production expansion was completed safely and on schedule. At the Sarnia refinery, a shutdown to tie-in modified equipment to allow the processing of up to 40,000 bpd of oil sands sour crude was also completed safely, with facilities ramping up in early 2008.
Advance plans for increased upgrader capacity
Construction of facilities planned to increase production capacity to 350,000 bpd was 95% complete by year-end. Progress was also made on detailed engineering, and procurement and fabrication of long lead time materials for a planned third upgrader — the centerpiece of plans to achieve production capacity of more than half a million bpd in 2012.
Continue to focus on safety	Lost-time injuries, a key performance indicator, dropped to levels significantly below industry averages.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 21

Focus on enterprise-wide efficiency
A single-vendor, performance-based maintenance contract for all Canadian facilities was put in place, while non-core IT services were transferred to external experts. Recruitment branding leveraged Suncor's competitive strengths and stronger workforce planning processes were initiated to improve competitiveness and productivity, resulting in more than 1,000 new hires.
Maintain a strong balance sheet	Suncor's year-end net debt was $3.2 billion, compared to cash flow of $3.8 billion, maintaining a strong debt to cash flow ratio.
Continue to pursue energy efficiencies, greenhouse gas offsets and new renewable energy projects
Suncor made a strategic investment in the development of next-generation gasification technology as an alternative to natural gas energy. The company also commissioned its fourth — and largest — wind power project in 2007.

Leadership

During 2007, Mr. George chaired a committee of the Canadian Council of Chief Executives, which recommended steps that business and governments can take to address the issue of climate change. He became co-chair of the Calgary Committee to End Homelessness, is an active participant of the North American Competitiveness Council and serves as chair of the Governor General's Leadership Conference.

Mr. George was appointed to the Order of Canada in December 2007, in recognition of his leadership in the development of Canada's natural resources sector, especially his work to provide economic opportunities to Aboriginal communities and his commitment to sustainable development.

Generating long-term shareholder value

Suncor's common shares closed at $107.91 on the Toronto Stock Exchange ("TSX") on December 31, 2007, an increase of approximately 17.6% over the year before.

The board also recognized that under Mr. George's leadership, the results achieved in 2007 enabled Suncor to continue its successful track record in achieving long-term value for the corporation's shareholders. From 2003 to 2007, Suncor's share price increased by nearly 240%. The following performance graph shows Suncor's total cumulative return for the past five years.

Performance graph(1)(2)
($)

(1)
The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2003 in each of Suncor Energy Inc. common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Composite Energy (TRIV) Index.

(2)
The year-end values of each investment shown on the graph are based on share price appreciation plus dividend reinvestment.

22 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

Supplemental Disclosure: Total Compensation Summary
R.L. George, President and Chief Executive Officer

The following information about the compensation of Suncor's chief executive officer has been consolidated to provide additional disclosure and clarity for shareholders.

($)	2007	2006	2005

Cash Compensation
Base Salary	1 211 154	1 117 077	1 052 769
Bonus	1 700 000	2 000 000	1 800 000

Total Cash Compensation	2 911 154	3 117 077	2 852 769

Long-term Compensation
Stock Options(1)	2 322 672	1 964 707	873 554
Performance Share Units(2)	2 685 590	2 692 375	1 452 081

SunShare 2012 Performance Stock Options(3)	1 673 760	0	0

Total Long-term Compensation	6 682 022	4 657 082	2 325 635

Total Direct Compensation	9 593 176	7 774 159	5 178 404
Perquisites	62 726	79 334	60 265
Pension(4)	609 100	774 400	(204 200)

Total Compensation	10 265 002	8 627 893	5 034 469

(1)
This represents the portion of total direct compensation that was granted in stock options from the ESP. The values disclosed from the ESP have been calculated using a binomial pricing model based on a grant price of $87.45 in 2007, $92.11 in 2006 and $41.57 in 2005. Awards vest one-third per year over a three-year period, starting on January 1 of the year following the grant and expire after 10 years.

(2)
This represents the portion of total direct compensation that was granted in PSU awards. The values disclosed have been calculated using a binomial pricing model based on the market value of Suncor's common shares at the beginning of the performance period, $87.45 in 2007, $92.11 in 2006 and $41.57 in 2005. The payout, ranging from 0% to 150% of share price, is dependent on Suncor's total return to shareholders during the three-year performance period relative to a group of North American oil and gas companies. The units do not accumulate dividend equivalents.

(3)
This represents the direct compensation value of stock options granted under the SunShare 2012 Plan. Options granted under the SunShare 2012 Plan have been valued using a binomial pricing model and a grant price of $95.10. These options are subject to long-term performance vesting criteria and expire September 27, 2014.

(4)
The pension value represents the increase in the pension liability for the fiscal year related to service cost, compensation changes differing from assumptions and impact of plan changes. For comparability and consistency, this value is determined consistent with the actuarial assumptions used to determine the year-end pension plan liabilities disclosed in the financial statements, in accordance with generally accepted accounting principles.

In 2007, the HR&CC reviewed a broader analysis of total accrued consideration paid to the CEO since his appointment. The HR&CC related it to the increase in total shareholder return during the same period and found it to be reasonable.

Aggregate Equity Holdings of Named Executive Officers

	December 31, 2006				December 31, 2007
	Shares	DSUs	PSUs	Options	Shares	DSUs	PSUs	Options

R.L. GEORGE	205 568	205 227	130 940	1 401 000	206 213	206 047	125 640	1 441 000
J.K. ALLEY	9 105	41 045	26 240	236 559	9 368	41 209	24 420	231 463
M.M. ASHAR	29 731	102 613	39 880	500 200	7 352	103 023	38 380	524 000
T.L. RYLEY	5 417	60 835	35 820	199 804	5 766	61 078	34 640	196 504
S.W. WILLIAMS	5 157	—	39 880	303 000	6 334	—	44 380	376 000

	Net change during 2007				Total Value at Risk
	Shares	DSUs	PSUs	Options	Value ($) (1)(2)(3)	Multiple of Salary

R.L. GEORGE	645	820	(5 300)	40 000	162 091 759	134
J.K. ALLEY	263	164	(1 820)	(5 096)	22 752 623	58
M.M. ASHAR	(22 379)	410	(1 500)	23 800	53 855 092	112
T.L. RYLEY	349	243	(1 180)	(3 300)	21 035 133	48
S.W. WILLIAMS	1 177	—	4 500	73 000	27 498 957	46

(1)
Value of shares and DSUs is calculated based on Suncor Energy Inc. closing price of $107.91 on December 31, 2007.

(2)
Value of PSUs is projected at a 100% payout based on Suncor Energy Inc. closing price of $107.91 on December 31, 2007.

(3)
Value of options is calculated based on the in-the-money value of exercisable and non-exercisable options as of December 31, 2007.

This report is furnished by the members of the Human Resources and Compensation Committee:

Bryan P. Davies, Chairman
Mel E. Benson
John T. Ferguson
John R. Huff
M. Ann McCaig

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 23

Other Executive Compensation

The table below provides a summary of compensation earned by the chief executive officer, the chief financial officer and the three other most highly compensated executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Other annual Compensation ($) (2)(3)	Securities Under Options/SARs (4)	Performance Share Unit Payouts (5) ($)	All Other Compensation ($) (6)(7)

R.L. GEORGE	2007	1 211 154	1 700 000	140 836	163 000	4 625 597	82 016
President and	2006	1 177 077	2 000 000	140 764	79 000	4 275 180	85 248
Chief Executive Officer	2005	1 052 769	1 800 000	109 230	72 000	—	79 945

J.K. ALLEY	2007	393 404	340 000	15 622	43 000	1 027 910	24 937
Senior Vice President	2006	359 462	350 000	12 286	16 000	760 032	26 392
and Chief Financial Officer	2005	325 962	350 000	9 793	16 000	—	23 599

M.M. ASHAR (8)(9)	2007	479 218	480 000	126 945	63 000	1 541 866	9 872
Executive Vice President,	2006	447 659	540 000	30 715	24 000	1 187 550	1 254 194
Strategic Growth & Energy Trading	2005	437 647	455 000	24 483	24 000	—	14 553

T.L. RYLEY	2007	440 289	420 000	23 154	60 000	1 413 377	22 016
Executive Vice President,	2006	416 308	465 000	18 210	22 000	1 021 293	24 284
Refining & Marketing	2005	396 385	380 000	14 515	22 000	—	23 249

S.W. WILLIAMS	2007	595 731	540 000	93 236	98 000	1 541 866	37 023
Chief Operating Officer	2006	472 615	540 000	14 400	24 000	1 187 550	34 220
	2005	434 577	550 000	14 400	24 000	—	32 766

(1)
Bonus awards are paid in cash in the year following the year in which they are earned. Amounts paid under the Management Incentive Plan in 2008 in respect of services in 2007 are included.

(2)
Amounts reported as Other Annual Compensation include notional dividend reinvestment in respect of DSUs ("DSU Dividend Reinvestment") granted pursuant to the Special Performance Incentive Plan, perquisites, other taxable benefits and other annual compensation. Mr. George's other annual compensation for 2007 includes $78,110 for DSU Dividend Reinvestment, $21,253 for financial planning and $18,826 for a leased automobile. 2006 includes $61,430 for DSU Dividend Reinvestment, $18,496 for financial planning consultation, $27,555 for personal use of corporate aircraft and $19,409 for a leased automobile. In 2005 Mr. George's other annual compensation included $48,965 for DSU dividend reinvestment and $19,409 for a leased automobile.

(3)
Other Annual Compensation includes payments for relocation at Suncor's request. Mr. Ashar received a payment of $87,890 for his relocation from Denver to Calgary in 2007, and Mr. Williams received a payment of $85,650 to relocate from Fort McMurray to Calgary in 2007.

(4)
Includes options granted under the ESP, SunShare 2012 and SunShare plans.

(5)
Payouts for 2007 refer to the 100% vesting of the performance share units granted to the Named Executive Officers in 2005 based on Total Shareholder Return performance in the top half of our comparator group. 2007 payouts are based on the average price of $103.62 Cdn during the final 20 trading days of the performance period which ended on December 31, 2007.

(6)
Represents Suncor contributions to the Suncor Savings Plan and Personal Retirement Account on behalf of the Named Executive Officer. Suncor contributes up to 5.5% of employee basic earnings to the Savings Plan on a matching basis. Suncor also makes contributions to Personal Retirement Accounts for all employees, including Named Executive Officers, of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis, subject to maximum contribution levels.

(7)
Suncor employees, including Named Executive Officers, making current contributions to the Suncor Savings Plan earn up to 2% of their employee basic earnings as credits. These credits may be used to purchase additional group medical, dental, health and insurance benefits on the same terms as are available to all salaried employees of Suncor, or the credits may be taken as additional compensation. Credits taken by the Named Executive Officers as additional compensation have been included in the total.

(8)
Mr. Ashar's remuneration was paid in U.S. dollars while he was in Denver, Colorado as President of Suncor Energy (U.S.A.) Inc. Mr. Ashar relocated to Calgary to assume the role of Executive Vice-President Strategic Growth and Energy Trading in April, 2007. For reporting purposes, all amounts in this table have been converted to Canadian dollars at prevailing exchange rates.

(9)
Mr. Ashar received a tax equalization payment of $1,240,573 in 2006 to compensate him for additional tax liabilities (related to stock option exercises) incurred while on his assignment as President of Suncor Energy (U.S.A.) Inc. to which he would not have been subject in Canada. This is included in the "All Other Compensation" amount.

Options

The following tables provide details of the 2007 option grants to the Named Executive Officers and the fiscal year-end option values. Details of options granted to Named Executive Officers subsequent to December 31, 2007 are included in the "Report on Executive Compensation". Suncor's Executive Stock Plan also provides for the issuance of Share Appreciation Rights (SARs). However, no SARs were issued during the 2007 fiscal year or were outstanding as of December 31, 2007.

24 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

Option/SAR Grants During the Most Recently Completed Fiscal Year

Name	Securities Under Options/SARs Granted (#) (1)		% of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/ SARs on Date of Grant ($/Security)	Expiration Date

R.L. GEORGE	83 000	(2)	0.79	87.45	87.45	January 30, 2017
	80 000	(3)	0.76	95.10	95.10	September 27, 2014
J.K. ALLEY	13 000	(2)	0.12	87.45	87.45	January 30, 2017
	30 000	(3)	0.28	95.10	95.10	September 27, 2014
M.M. ASHAR	23 000	(2)	0.22	87.45	87.45	January 30, 2017
	40 000	(3)	0.38	95.10	95.10	September 27, 2014
T.L. RYLEY	20 000	(2)	0.19	87.45	87.45	January 30, 2017
	40 000	(3)	0.38	95.10	95.10	September 27, 2014
S.W. WILLIAMS	23 000	(2)	0.22	87.45	87.45	January 30, 2017
	12 000	(4)	0.11	80.58	80.58	March 19, 2017
	8 000	(4)	0.08	88.34	88.34	April 29, 2012
	55 000	(3)	0.52	95.10	95.10	September 27, 2014

(1)
In the event of a change of control or after the occurrence of certain specified corporate changes, any outstanding options which are not then exercisable automatically become exercisable.

(2)
These options were granted under the Executive Stock Plan on January 30, 2007. The first third of the award is exercisable on and after January 1, 2008, the second third on and after January 1, 2009 and the final third on and after January 1, 2010. In conjunction with these option grants, Named Executive Officers also received an equivalent number of LARs, exercisable only in the event of a change of control transaction. See "Termination Contracts and Change of Control Arrangements" for further information regarding the LARs.

(3)
These options were granted under the provisions of the SunShare 2012 Performance Share Option Plan. Options granted under this plan only vest upon achievement of specific performance criteria. See page 31 for further information.

(4)
These options were granted in recognition of Mr. Williams' promotion to chief operating officer under the ESP and SunShare Plan.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-end Option/SAR Values

			Unexercised Options/SARs at Fiscal Year-end (#)		Value of Unexercised In-the-money Options/SARs at Fiscal Year-end ($) (2)
Name	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

R.L. GEORGE	123 000	10 504 910	1 033 333	407 667	85 416 061	18 630 959
J.K. ALLEY	48 096	3 907 677	117 964	113 499	9 112 997	5 546 700
M.M. ASHAR	38 200	3 256 489	366 000	159 000	30 257 720	7 545 220
T.L. RYLEY	62 300	4 597 498	43 500	154 000	2 665 465	7 418 530
S.W. WILLIAMS	25 000	1 825 857	182 000	194 000	13 834 520	8 221 890

(1)
The figures shown represent common shares.

(2)
The unexercised value is the difference between the exercise price of the option and the closing price for the common shares on the Toronto Stock Exchange on December 31, 2007. The closing price for the common shares on the Toronto Stock Exchange on December 31, 2007 was $107.91. Options are in-the-money at fiscal year-end if the market value of the underlying shares at year-end exceeds the exercise price of the options.

Long-term Incentive Plans – Performance Share Unit Awards in Most Recently Completed Fiscal Year

			Estimated Future Payouts Under Non-securities Price Based Plans (1)(2)
Name	Securities, Units or Other Rights (#) (1)	Performance or Other Period Until Maturation or Payout	Threshold (#) (2)	Target (#)	Maximum (#)

R.L. GEORGE	41 500	January 1, 2007 – December 31, 2009	0	41 500	62 250
J.K. ALLEY	6 500	January 1, 2007 – December 31, 2009	0	6 500	9 750
M.M. ASHAR	11 500	January 1, 2007 – December 31, 2009	0	11 500	17 250
T.L. RYLEY	10 000	January 1, 2007 – December 31, 2009	0	10 000	15 000
S.W. WILLIAMS	17 500	January 1, 2007 – December 31, 2009	0	17 500	26 250

(1)
Amounts represent 'Performance Share Units'. See "Summary of Equity Compensation Plans" on pages 29 - 32 for details.

(2)
Estimated payouts refer to the number of units that will mature dependent on achievement of performance criteria as specified in the terms of the Performance Share Unit Plan. Payouts, if any, will be in the form of cash, with potential for such payout amount to be between 0 and 150% of the amount shown in the first column, multiplied by the average common share price over the final 20 days of the performance period.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 25

Retirement Arrangements

The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees, including the Named Executive Officers. Retirement income is based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance.

In addition to the pension under the Suncor Energy Pension Plan, executive officers may receive supplemental retirement payments under the terms of the Supplemental Executive Retirement Plan ("SERP"). Under the terms of the SERP, any new participant must be approved by the HR&CC, which consists entirely of independent members of the board of directors.

The SERP is a non-registered supplemental retirement arrangement with the following features:

•
The executive's pension is based on 5% of the executive's remuneration times the number of years of service to a maximum of 10 years.

•
The pension increases by an additional 1.5% of executive remuneration for each year of SERP service earned generally after the executive completes 25 years of credited service.

•
Executive remuneration is an annualized amount of the average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service.

•
SERP credited service commences at the date of entry into the plan with no recognition of service for previous non-Suncor related employment.

•
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change in control, or a loss of employment upon or after the occurrence of certain specified events.

•
SERP payments for retirement prior to age 60 will be reduced by an early retirement factor as determined under the registered pension plan.

•
The normal form of payment on retirement, and the basis on which benefits in the following table are computed, is: for married employees, joint and survivor, with 50% to the non-member surviving spouse; for single employees, for life, with five years guaranteed.

•
A portion of retirement income is payable by the Suncor Energy Pension Plan and a portion is payable under SERP. Old Age Security and Canada Pension Plan payments are in addition to the Suncor pensions.

•
Trust arrangements have been established to provide for the long-term funding of Suncor's SERP obligations.

The following table represents an estimate of the combined retirement income entitlement of an executive officer from the SERP and the Suncor Energy Pension Plan at the levels of remuneration and the years of service shown.

Pension Plan and SERP Table(1)

Years of Service
Executive Remuneration ($)	6	10 to 25	27

600 000	180 000	300 000	318 000
700 000	210 000	350 000	371 000
800 000	240 000	400 000	424 000
900 000	270 000	450 000	477 000
1 000 000	300 000	500 000	530 000
1 500 000	450 000	750 000	795 000
2 000 000	600 000	1 000 000	1 060 000
2 500 000	750 000	1 250 000	1 325 000

(1)
See "Retirement Arrangements" on this page for a description of five-year vesting provisions.

26 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

Supplemental Pension Information

The following table summarizes Suncor's accrued pension obligations and annual pension benefits for the Named Executive Officers under both the Suncor Energy Pension Plan and SERP.

	Accrued Pension Obligation (1) ($)

		Change During the Year

Name	December 31, 2006	Service & Compensation (2)	Other (3)	December 31, 2007	Annual Pension At Normal Retirement Age (4) ($)	Pension Service at December 31, 2007 (rounded to nearest whole)

R.L. GEORGE	14 150 500	609 100	806 900	15 566 500	1 456 797	27
J.K. ALLEY	3 727 400	82 600	76 900	3 886 900	386 640	23
M.M. ASHAR	4 810 500	79 100	77 200	4 966 800	476 392	20
T.L. RYLEY	4 350 800	(42 300)	81 900	4 390 400	447 397	24
S.W. WILLIAMS	2 253 800	1 447 200	50 100	3 751 100	535 500	6

(1)
The accrued pension obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the corporation's pension liabilities as disclosed in its consolidated financial statements. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result the amounts may not be directly comparable to amounts disclosed by other companies.

(2)
Represents the increase in the pension liability for 2007 related to service cost, compensation changes higher (lower) than assumptions and the impact of plan changes.

(3)
Includes items such as interest on the obligation and the impact of changes in the discount rate assumption.

(4)
Represents the estimated annual pension that would be received by the Named Executive Officer upon retirement at age 65, based upon service and current pensionable earnings levels projected to age 65.

Termination Contracts and Change of Control Arrangements

Suncor has entered into termination contracts with each of the Named Executive Officers to compensate such individuals, based on their remuneration, in the event of any of the following: termination of employment other than for just cause; a significant adverse change in their compensation; a significant diminution in their duties or responsibilities; certain relocations; or other material adverse changes to the terms of their employment.

These termination contracts provide for a payment of 2.5 times annual remuneration. They also provide for cash payments in respect of certain non-vested options and PSUs, if any, that are cancelled under the ESP or PSU Plan as a consequence of termination of their employment. In the case of ESP options, the payment is calculated based on the in-the-money value of a portion of their non-vested options at the date of termination. In the case of PSUs, the payment is calculated in the same manner as if a change of control had occurred. Executives under these agreements receive credited service under the SERP for the period of notice of termination or payment in lieu of such notice. No payments to the Named Executive Officers in respect of resignation, retirement or other termination of employment have been made, accrued or became payable during 2007.

Under Suncor's ESP, the SunShare Plan, the SunShare 2012 Plan and the Key Contributor Plan, Suncor may issue LARs. Certain management and executive employees, including the Named Executive Officers, have LARs attached to the options issued pursuant to these plans.

LARs provide the holders an opportunity to realize the value, if any, of their options under the ESP, the SunShare Plan and the SunShare 2012 Plan, upon occurrence of a change of control transaction affecting Suncor. In that circumstance option holders may be unable to exercise their options prior to completion of a change of control transaction due to securities regulatory requirements or internal Suncor policies.

LARs represent a right attached to each option held by the LARs holder, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor, upon surrender of a related option. The cash payment for all LARs holders, other than U.S. taxpayers, is equal to the amount, if any, by which:

(a)
the greater of,

(i)
the highest price per common share paid by a person acquiring common shares in the change of control transaction, and

(ii)
the highest daily trading price of the common shares on the TSX during the 60-day period preceding the date of the change of control transaction (daily trading price for this purpose means the average of the high and low board lot trading prices of the common shares on any particular day),

(b)
exceeds the exercise price of the option to which the LAR is related.

There have been no substantive changes to the value or rights associated with a LAR. LARs are generally issued annually at Suncor's discretion, have an 18-month term (unless a replacement LAR is issued, in which case the LAR continues in effect under the terms of the replacement LAR), and attach to all options held by the holder during the term of the LAR. Upon the exercise or expiry of any option, the attached LAR is cancelled.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 27

Generally, LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits. However, the board of directors has the discretion to permit the exercise of LARs in the manner and on such terms as it may authorize.

The following table shows the incremental number of LARs attached to options granted to each of the Named Executive Officers during 2007 (which is equivalent to the number of options granted in 2007) and the total number of LARs that remained outstanding for each Named Executive Officer (which is equivalent to the number of options then held) as of December 31, 2007.

Name	Number of LARs Granted on January 30, 2007	Number of LARs Granted on March 19, 2007 (1)	Number of LARs Granted on April 1, 2007 (1)	Number of LARs Granted on September 28, 2007 (2)	Number of LARs Outstanding on December 31, 2007

R.L. GEORGE	83 000	—	—	80 000	1 441 000
J.K. ALLEY	13 000	—	—	30 000	231 463
M.M. ASHAR	23 000	—	—	40 000	525 000
T.L. RYLEY	20 000	—	—	40 000	197 500
S.W. WILLIAMS	23 000	12 000	8 000	55 000	376 000

(1)
LARs granted March 19, 2007 and April 1, 2007 relate to ESP and SunShare options granted to Mr. Williams in recognition of his appointment as chief operating officer.

(2)
LARs granted September 28, 2007 relate to SunShare 2012 options granted to Named Executive Officers.

As disclosed in the notes to the tables entitled "Option/SAR Grants During the Most Recently Completed Fiscal Year" and "Pension Plan and SERP Table", options granted under the ESP that are not yet exercisable may automatically become exercisable and executive officers with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change in control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP upon a change in control of Suncor.

Options granted under the SunShare Plan, the SunShare 2012 Plan and the ESP that are but not yet exercisable become immediately exercisable in the event of a change of control of Suncor. In addition, PSUs will vest in the event of a change of control subject to Suncor performance measured at the change of control date.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 2007, and their respective associates, were at any time during the year, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.

28 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

SUMMARY OF EQUITY COMPENSATION PLANS

The numbers shown under "Option plans approved by security holders" refer to Suncor's Executive Stock Plan, SunShare Performance Stock Option Plan and SunShare 2012 Performance Share Option Plan. The numbers shown under "Option plans not approved by security holders" refer to the Key Contributor Stock Option Plan, which was approved by the board of directors in 2004.

As at the end of our most recently completed financial year, our common shares were authorized for issuance under certain option plans as set out below.

	Number of securities to be issued upon exercise of outstanding options (a)	Weights-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under option plans (excluding securities reflected in column (a))

Option plans approved by security holders	17 644 976	35.75	4 632 899
Option plans not approved by security holders	2 163 635	60.77	3 337 809
Total	19 808 611	38.48	7 970 708

(i)  Executive Stock Plan

The ESP was established in 1992 and is designed to reward eligible executives in relation to increases in common share price. The plan and the common shares reserved under the plan have been approved by Suncor's shareholders. The plan promotes an ownership perspective among executives, encourages the retention of key executives and provides an incentive to enhance shareholder value by furthering Suncor's growth and profitability. ESP awards vary according to the position and salary level of the plan participant. On September 21, 2004, Suncor's board restricted participation in the ESP to Suncor insiders. Non-insiders previously eligible for stock options under the ESP receive options from Suncor's "Key Contributor Stock Option Plan".

The ESP provides for the grant of options to purchase common shares, as well as limited appreciation rights ("LARs") and share appreciation rights ("SARs"), either with options or standing alone. SARs entitle the holder, upon exercise to receive common shares in value equal to the difference between market value on exercise and the exercise price (where market value shall have the meaning given under "Additional Terms of Equity Compensation Plan" on page 32).

The ESP also provides for awards of common shares, performance units and performance or bonus shares, and other share-based awards not inconsistent with the terms of the ESP. See "Termination Contracts and Change of Control Arrangements" on page 27 for further information regarding LARs. To date, the board of directors has only approved ESP awards of options to purchase common shares and LARs.

In order to improve the alignment of executive compensation with the interests of shareholders, and to address the changing landscape for competitive compensation, the annual option and LARs grants for employees were reduced by 50% effective January 1, 2004. The remuneration value attributable to this reduction was replaced by an equivalent grant of Performance Share Units ("PSUs"). See "Performance Share Unit Plan" on page 30.

A maximum of 27,600,000 common shares, 1,600,000 of which are specifically reserved for directors (see "Compensation of Directors"), have been authorized for issuance under the ESP since its inception in 1992. As of February 27, 2008 880,347 common shares remain available for future option grants and other ESP awards, representing 0.2% of Suncor's then outstanding shares. Options to purchase 5,538,800 common shares remain outstanding at February 27, 2008, representing 1.2% of Suncor's then outstanding shares. Awards under the ESP are administered by the HR&CC.

The HR&CC considers the number of common shares available for grant and prior years' grants when approving grants and setting the option grant guidelines under the ESP. The options granted under the ESP vest one third per year over three years, starting January 1 of the year following the grant and expire after 10 years from the date of the grant.

Effective January 30, 2007, Suncor's executive officers were granted options with an exercise price based on the market value of the common shares on the date prior to the grant date. For details of these grants to the Named Executive Officers, see the table entitled "Option/SAR Grants During the Most Recently Completed Fiscal Year".

In 2007, the board approved a non-material amendment to the ESP in direct response to regulatory changes resulting from the U.S. Jobs Creation Act.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 29

(ii)  Performance Share Unit Plan

PSUs pay out at a value between 0% and 150% of target contingent upon Suncor's performance relative to a peer group of companies. The peer group is chosen based on criteria approved by the board of directors. Specifically, the peer group includes large (approximately $10 billion to $50 billion market capitalization) oil and gas production companies in Canada and the United States and all Canadian integrated oil and gas companies.

Performance and the corresponding payout, if any, is measured by reference to Suncor's Total Shareholder Return ("TSR") relative to its peer group as follows:

Percentage of PSUs Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the peer group.
50%	Suncor TSR greater than or equal to the 25th percentile of the peer group TSRs, and less than the 50th percentile of the peer group TSRs.
100%	Suncor TSR greater than or equal to the 50th percentile of the peer group TSRs, and less than the 75th percentile of the peer group TSRs.
150%	Suncor TSR greater than or equal to the 75th percentile of the peer group TSRs.

At the end of the three-year performance period relative TSR is measured, the payout value is determined and subsequently paid to participants in cash. The final value is based on the number of vested PSUs multiplied by the common share price as determined under the PSU Plan provisions.

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase Suncor common shares on the open market in order to satisfy any unmet share ownership guidelines.

PSUs replace the remuneration value of reduced grants under the ESP as a means of providing better alignment between the executive incentive plans and shareholder interests. Furthermore, it is intended to address general concerns regarding the use of stock options as a primary vehicle for long-term incentive compensation for executives. Suncor will continue to monitor general market conditions and adapt its executive compensation policies and practices to ensure its programs remain competitive and aligned with shareholder interests.

(iii)  SunShare Performance Stock Option Plan

The SunShare Plan was approved by Suncor's board and shareholders and implemented in 2002. It was designed as the cornerstone of Suncor's long-term incentive strategy and aimed to promote a long-term perspective in decision making and strategy implementation. The SunShare Plan helped foster corporate integration and teamwork across Suncor and attract and retain key capabilities required to deliver Suncor's 2002 to 2008 business strategies.

Under the SunShare Plan all eligible full-time and part-time employees, including the Named Executive Officers, were granted options to purchase common shares (the "SunShare Options") in accordance with award guidelines approved by the HR&CC. LARs were also granted to those SunShare Option holders who held LARs under the ESP.

Since its inception in 2002, a maximum of 15,000,000 common shares were authorized for issuance. No grants have been made under the SunShare Plan since December 1, 2007. Options to purchase 10,626,455 common shares remain outstanding at February 27, 2008, representing 2.3% of Suncor's then outstanding shares. The exercise price of each SunShare Option is equal to the fair market value of a common share at the time of grant. No SunShare Option is exercisable later than April 29, 2012, which is 10 years after the effective date of the SunShare Plan.

The performance criteria for maximum vesting in April 2008 included achievement of Suncor-wide targets for return on capital employed ("ROCE") with maximum vesting at 15% average annual ROCE over the 2003 to 2008 period, and a doubling of share price from the $27.65 grant price by April 2008 (achieved June 2005). The interim targets, namely the achievement of a 40% rise in share price concurrent with TSR superior to the TSR of the S&P 500, and the achievement of 15% ROCE for 2003 to 2004, were achieved on October 5, 2004 and December 31, 2004 respectively. In accordance with the SunShare Plan vesting rules, a total of 40% of eligible options vested in recognition of these achievements. As all performance targets have now been achieved, the remaining 60% will vest April 30, 2008 for eligible employees, including Named Executive Officers.

30 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

(iv)  Key Contributor Stock Option Plan

The Key Contributor Plan was approved by the board of directors in September 2004. The Key Contributor Plan was approved by the TSX and by the New York Stock Exchange ("NYSE") under its rules applicable to non-U.S. companies.

The plan provides for the grant of options to purchase common shares, as well as LARs and SARs, either with options or standing alone. All employees, other than insiders, are eligible to participate under the plan. SARs entitle the holder, upon exercise, to receive common shares in value equal to the difference between the market value on exercise and the exercise price (where market value shall have the meaning given under "Additional Terms of Equity Compensation Plans" on page 32). The Key Contributor Plan also provides for awards of common shares, performance units and performance or bonus shares, and other share-based awards not inconsistent with the terms of the Key Contributor Plan. See "Termination Contracts and Change of Control Arrangements" on page 27 for further information regarding LARs. To date, the board of directors has only approved grants of options for common shares and LARs under the Key Contributor Plan.

A maximum of 5,200,000 common shares have been authorized for issuance under the Key Contributor Plan since its inception. Options to purchase 3,780,430 common shares remain outstanding at February 27, 2008, representing 0.8% of Suncor's then outstanding shares. As of February 27, 2008, 1,084,262 common shares remain available for future option grants and other Key Contributor Plan awards, representing 0.2% of Suncor's then outstanding shares. Awards under the Key Contributor Plan are administered by the HR&CC. The HR&CC considers the amount of common shares available for grant and prior years' grants when approving grants and setting the option grant guidelines under the Key Contributor Plan.

The options granted under the Key Contributor Plan vest one-third per year over a three-year period, starting one year following the grant and expire after 10 years from the date of the grant.

The Key Contributor Plan contains the following important provisions: (a) insiders of Suncor are not eligible to participate in the plan; and (b) the resultant aggregate dilution for all Suncor equity compensation plans involving newly issued securities must be less than 10%.

In 2007, the board approved a non-material amendment to the Key Contributor Plan in direct response to regulatory changes resulting from the U.S. Jobs Creation Act.

(v)  SunShare 2012 Performance Share Option Plan

On January 25, 2007, Suncor's board of directors approved a new performance-based long-term incentive plan, as a successor to the SunShare Plan, to support execution of Suncor's growth strategy through 2012. The plan was approved by shareholders on April 26, 2007 at the annual and special meeting of the shareholders of the Corporation.

The plan has two components: performance stock options ("SunShare 2012 Options") and restricted share units ("RSUs").

Performance Stock Options All employees of Suncor and its subsidiaries, as designated by the HR&CC, are eligible to receive SunShare 2012 Options that will vest only if set performance criteria are achieved. The performance criteria include aggressive share price and total shareholder return targets that align employee performance with shareholders' interests. Specifically, the performance criteria for 100% vesting of the SunShare 2012 Options include two common share price targets resulting in total share price growth of approximately 60% or more by January 1, 2013 and relative total shareholder return ("TSR") performance in the top quartile among a peer group of companies. TSR is a measure of return on investment that includes both capital gains and dividends over the measurement period.

A maximum of 11,000,000 common shares have been authorized for issuance under the SunShare 2012 Plan. Options to purchase 7,802,202 common shares remain outstanding at February 27, 2008, representing 1.7% of Suncor's then outstanding shares. As of February 27, 2008, 3,197,798 common shares remain available for future option grants under the plan, representing 0.7% of Suncor's then outstanding shares. Under the SunShare 2012 Plan all eligible full-time and part-time employees, including the Named Executive Officers, have been granted SunShare 2012 Options in accordance with award guidelines approved by the HR&CC. The SunShare 2012 Plan also provides for the granting of LARs to those option holders who also hold LARs under the ESP.

Restricted Share Units RSUs were granted to eligible employees on January 1, 2008 and are expected to be granted January 1, 2010. RSUs are time vested and have a three-year term. They will vest January 1, 2011 and January 1, 2013 respectively. Cash payouts will be made to eligible employees following the end of each three-year term. All regular full-time and part-time employees are eligible to participate, other than employees represented by the Communication Energy and Paperworkers (CEP) union, who are eligible to participate in an alternative plan, and certain other ineligible employees as specified in the plan.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 31

The RSUs are intended to help attract and retain the talent required to execute our business strategies through Suncor's next growth phase between 2008 and 2012. Together with the performance stock options, the RSUs are intended to reinforce and reward the performance necessary to achieve Suncor's ambitious goals.

Aggregate Potential Dilution

The aggregate potential dilution of all issued, outstanding and authorized options under Suncor stock option plans was 7.3% at February 27, 2008. Suncor has no other equity compensation plans involving newly issued securities.

Additional Terms of Equity Compensation Plans

In addition, the ESP, SunShare Plan, Key Contributor Plan, and SunShare 2012 Plan (the "Plans") contain the following terms:

•
No one person or company is entitled to receive more than 5% of the common shares reserved for issuance on exercise of the options available for grant under the Plans (together, such common shares represent approximately 0.5% of Suncor's issued and outstanding shares as at the date of this circular).

•
All or any portion of an option or LAR granted under any of these plans, or any entitlement to receive an option or LAR, is non transferable and no assignment, encumbrance or transfer, whether voluntary, involuntary, by operation of law or otherwise, shall vest any interest or right in such option or LAR in any assignee or transferee. Rather, immediately upon any assignment or transfer, the option or LAR shall terminate, be cancelled and of no further effect. However, an option and the right to exercise it may transfer to a participant's heirs and legal personal representative in death.

•
The exercise price of each option granted under the Plans cannot be less than the fair market value of a common share at the time of grant. Fair market value will be the simple average of the high and low prices at which shares were traded in one or more board lots on the TSX on the day prior to the grant date ("Market Value").

•
Options granted under the Plans, but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor.

•
The Plans provide for adjustments to be made for the effect of certain events, including, but not limited to subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all common shares.

•
Finally, the aggregate number of common shares which may be reserved for issuance under the Plans, under any employee stock purchase plans of the company and all other security-based compensation arrangements of the company, must not, within any one year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Manual) in an amount exceeding 10% of Suncor's total issued and outstanding securities.

•
Pursuant to the ESP and the Key Contributor Plan, in the event of an employee's involuntary or voluntary termination of employment, unvested options expire immediately and vested options expire no later than six months from such termination. Vested options expire one year after termination of employment due to death or disability and no later than three years after termination of employment due to retirement.

•
Pursuant to the SunShare Plan and the SunShare 2012 Plan, all unvested options are cancelled on cessation of employment for any reason other than death, retirement or disability. Vested options expire in these circumstances six months from cessation of employment, unless the employee is terminated for cause in which case the vested options also expire immediately. Upon termination of employment due to death, unvested options expire one year from the employee's death and 18 months from the employee's death if they vest during the first year after the employee's death. Pursuant to the SunShare Plan, upon retirement or disability, options vest on a pro-rated basis, based on active service and achievement of performance criteria and expire one year from date of vesting. Pursuant to the SunShare 2012 Plan, upon retirement or disability, options may vest on a pro-rated basis based on active service. Any options that have not vested within one year of retirement shall be cancelled and be of no further force and effect.

DIRECTORS' AND OFFICERS' INSURANCE

Under policies purchased by Suncor, approximately US$100 million of insurance is in effect for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. Suncor is also insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers.

The policies are subject to certain exclusions, and provide for a corporate deductible of US$10 million in circumstances where Suncor indemnifies individual directors and officers. If Suncor is unable by law to indemnify individual directors

32 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

and officers, including in an event of insolvency, there is no deductible. In 2007, Suncor paid premiums of approximately US$1.4 million for directors and officers insurance for the 13.5-month period ending June 15, 2008. No premiums were paid by any individual director or officer.

CORPORATE GOVERNANCE

Suncor's board of directors is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the NYSE. Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators ("CSA") and the U.S. Securities and Exchange Commission ("SEC"), including the Sarbanes-Oxley Act of 2002. NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies ("NYSE Standards"). Based on that review, Suncor's corporate governance practices in 2007 did not differ from the NYSE Standards in any significant respect, with the exception described in Appendix B under the heading, "Compliance with NYSE Standards."

Suncor's Statement of Corporate Governance Practices ("Statement") this year is based on the disclosure rules of the CSA, as set out in National Policy 58-201, Corporate Governance Guidelines ("CSA Guidelines"), and National Instrument 58-101, Disclosure of Corporate Governance Practices. This Statement has been approved by the board of directors, on the recommendation of its Governance Committee.

Suncor's Statement can be found in Appendix B of this circular.

GENERAL INFORMATION

The information contained herein is given as of March 4, 2008, except as otherwise indicated. A copy of the documents set out below may be obtained, without charge, on our web site at www.suncor.com or upon request from Suncor at 112 – 4th Avenue SW, Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com:

1.
Suncor's current Annual Report, containing the management's discussion and analysis and the financial statements for the most recently completed financial year, including the auditor's report thereon, together with any subsequent interim financial statements; and

2.
Suncor's current Management Proxy Circular.

In addition, persons resident in the United States may obtain a copy of Suncor's current Form 40-F and persons resident elsewhere may obtain a copy of Suncor's current Annual Information Form, together with a copy of any pertinent information incorporated by reference therein, without charge upon request to Suncor at the address noted above.

Information contained in or otherwise accessible through our web site does not form a part of this circular and is not incorporated by reference into this circular.

Directors' Approval

The contents and the sending of this circular have been approved by the directors of Suncor.

Janice B. Odegaard
Vice President, Associate General Counsel
and Corporate Secretary

March 4, 2008

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 33

APPENDIX A: BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects board of directors and committee meetings held and attendance of directors for the year ended December 31, 2007.

Number of Meetings

Board of Directors	6
Environment, Health and Safety Committee	4
Human Resources and Compensation Committee	6
Audit Committee	7
Board Policy, Strategy Review and Governance Committee	5

Summary of Attendance of Directors

Director	Board Meetings Attended	Committee Meetings Attended

Mel E. Benson	6 of 6	10 of 10
Brian A. Canfield	6 of 6	12 of 12
Brian P. Davies	6 of 6	10 of 10
Brian A. Felesky	6 of 6	11 of 11
John T. Ferguson	6 of 6	11 of 11
W. Douglas Ford	6 of 6	12 of 12
Richard L. George (1)	6 of 6	—
John R. Huff	6 of 6	11 of 11
M. Ann McCaig	6 of 6	10 of 10
Michael O'Brien	6 of 6	11 of 11
JR Shaw (2)	2 of 2	4 of 4
Eira Thomas	6 of 6	11 of 11

(1)
As a member of management, Mr. George does not serve on any of the standing committees of the board.

(2)
Mr. Shaw retired from the board in April 2007.

The following summarizes the current membership of each committee:

Committee	Committee Members Since April 25, 2007

Audit Committee	Brian A. Canfield (Chairman)	Brian A. Felesky
(all members independent)	W. Douglas Ford	Michael W. O'Brien
Eira M. Thomas

Board Policy, Strategy Review and Governance Committee	John R. Huff (Chairman)	W. Douglas Ford
(all members independent)	Brian A. Canfield	Michael W. O'Brien
John T. Ferguson

Environment, Health and Safety Committee	Mel E. Benson (Chairman)	Bryan P. Davies
(all members independent)	Brian A. Felesky	M. Ann McCaig
Eira M. Thomas

Human Resources and Compensation Committee	Bryan P. Davies (Chairman)	Mel E. Benson
(all members independent)	John T. Ferguson	John R. Huff
M. Ann McCaig

34 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

APPENDIX B: CORPORATE GOVERNANCE SUMMARY

Statement of Corporate Governance Practices

Throughout this statement, there are references to information available on our web site. All such information is available at www.suncor.com under the "Investor Centre" tab. Information on our web site, though referenced herein, does not form part of this Statement or this circular. In addition, shareholders may request printed copies of these materials by contacting one of the addresses set out on page 33.

Board of Directors and Director Independence (1)

The cornerstone of Suncor's governance system is its board of directors, whose duty is to supervise the management of Suncor's business and affairs.

The board is currently comprised of a majority (10 of 11 members) of independent directors. (2) The only Suncor director who is not independent is Richard L. George, Suncor's president and chief executive officer. (3) A short biography of each Suncor director can be found starting on page 6.

The board reviews the independence of its members annually. The board has adopted independence criteria for assessing the independence of directors including additional requirements applicable to members of the Audit Committee. In general terms, the board considers a director to be independent if that director has no material relationship with the company, either as partner, shareholder or officer of an organization that has a relationship with Suncor. The board's independence policy and criteria include a description of certain relationships that operate as a complete bar to independence. Suncor's independence criteria are consistent with the NSYE Requirements and the CSA Guidelines. The independence criteria are set out in Appendix E.

In applying the independence criteria, the board reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through immediate family members or as a partner, significant shareholder or officer of another organization that has a relationship with Suncor, and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director's ability to act independently of management.

Some Suncor directors sit on the boards of other public companies. Particulars are set out in the biographies on pages 6 to 8. (4) Some of these are companies with which Suncor has business relationships. The board has reviewed these relationships on a case-by-case basis against the independence criteria and has determined that none of these relationships impair the independence of the individual directors, as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them, and they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve. The board's conflict of interest policy, described in detail below, precludes these directors from voting with respect to any of these arrangements, should they be considered by the board. In the event there is any discussion of these arrangements or any arrangements involving competitors of these entities by the board, these directors absent themselves from the boardroom and do not participate.

All of the board's four standing committees – Governance, Audit, Human Resource and Compensation ("HR&CC") and Environment Heath and Safety ("EH&S") – are comprised entirely of independent directors. Members of the Audit Committee are required to be financially literate. In addition, at least one member of the Audit Committee must be determined by the board to be an "audit committee financial expert". The board has determined Mr. O'Brien, a member of the Audit Committee and an independent director, to be such an expert. The criteria for assessing the financial literacy of Audit Committee members, and whether they qualify as an "audit committee financial expert", are set out in the Terms of Reference in Appendix C.

Suncor's independent directors meet in camera at the end of each board meeting without management present. Mr. George, as a member of management and the only Suncor director who is not independent, does not participate in these sessions. The sessions are presided over by Mr. Ferguson, Suncor's independent chair since April 2007. (5) The board's committees also hold in-camera sessions without management present following each of their meetings. These sessions are presided over by the independent chairs of the respective committees. Any issues addressed at the in-camera meetings requiring action on behalf of, or communication to management, are communicated to management by the independent chair or other independent director. For information about the number of board and board committee meetings held during 2008, and directors' attendance at these meetings, see page 34. (6,7)

The roles and responsibilities of Suncor's independent chair are set forth in a position description that has been approved by the board. The position description is set out in Appendix D. (8)

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 35

Board Mandate (9)

The board of directors has approved and reviews at least annually its terms of reference. The board terms of reference (Terms of Reference"), as the charter of the board, include a general overview of the board's role in Suncor's governance, a statement of key guidelines and policies applicable to the board and its committees, and a mandate ("Board Mandate") that describes its major responsibilities, goals and duties. These range from specific matters, such as the declaration of dividends that by law must be exercised by the board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor. The Terms of Reference provide that the board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor's business and affairs are managed, thereby assuming responsibility for the stewardship of Suncor. The full text of the Terms of Reference is set out in Appendix C.

The board of directors delegates day-to-day management of Suncor's business to Suncor's chief executive officer ("CEO") and other members of management. A management control process policy, adopted by the board, defines and sets limits on the authority delegated to management.

The following is a description of some key duties of the board as set out in the Board Mandate, with reference to the CSA Guidelines, including a description of the specific roles of board committees. The following description is not exhaustive. For more information, please refer to Appendix C and to the mandates of Suncor's board committees, available on our web site.

Ethics (10) The Board Mandate explicitly recognizes that the board, through the CEO, sets Suncor's standards of conduct, including our general moral and ethical tone, standards for compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products, and others. The Board Mandate also states the board should be satisfied that the CEO and executive officers are creating and fostering a culture of integrity within Suncor. The board plays an active role in this area through its oversight of Suncor's business conduct code and compliance program (see Ethical Business Conduct on page 39), and through its assessment and evaluation of the performance of the CEO. The CEO's position description includes an accountability for setting a high ethical tone for the organization as a whole and fostering a culture of integrity throughout the organization (See Position Descriptions on page 39).

Strategic Planning One of the board's major duties is to review with management Suncor's mission, objectives and goals, and the strategies for achieving them. The board is responsible for ensuring Suncor has an effective strategic planning process, and for annually approving the budget and the strategies reflected in Suncor's long range plan. A board meeting principally devoted to corporate strategy is held annually. The Governance Committee assists the board by annually assessing Suncor's planning and budgeting processes, and by reviewing and providing advice with respect to the early stages of key strategic initiatives and projects. It also works with management to design the annual strategy meeting, and assesses the effectiveness of this meeting.

Risk Oversight One of the major responsibilities of the board is to oversee the identification of the principal risks of Suncor's business and ensure there are systems in place to effectively monitor and manage them. To that end, the board undertakes an annual principal risk review. This includes an identification, classification and assessment of the principal risks of our business and an overview of risk management and mitigation strategies. Each principal risk is mapped to a board committee, or the full board as appropriate, for oversight, and to the CEO and other members of senior management with the key accountability in each risk area. The Audit Committee oversees the board's risk management governance model by conducting periodic reviews to reflect the principal risks of our business in the mandates of the board and its committees. For example, the EH&S Committee plays a role in reviewing environmental, health and safety issues and reporting to the board of directors on these matters. The Audit Committee reviews financial risk management issues, programs and policies, including cash management, insurance and the use of financial derivatives. The Governance Committee assists the board by reviewing and assessing emerging risk areas that do not fall under the mandate of another board committee.

Succession Planning and Monitoring/Evaluating Senior Management The board ensures the continuity of executive management by appointing a CEO and overseeing succession planning for that key role. The HR&CC is specifically mandated to assist the board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes are in place and operating effectively. The HR&CC also reviews and reports to the board on the succession plan for senior management positions, including the position of CEO. The HR&CC conducts an annual review of the CEO's performance against predetermined goals and criteria, and recommends to the board the total compensation of the CEO (See Compensation, on page 40 as well as the Report on Executive Compensation on page 18).

36 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

Communication/Disclosure Policy Suncor has a disclosure policy called "Communications with the Public" that establishes guidelines and standards for Suncor's communications with shareholders, investment analysts, other stakeholders and the public generally. The policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons, and establishes internal review processes for key public communications. Suncor's business conduct code (see the information under the heading, Ethical Business Conduct, on page 39) addresses Suncor's obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees and contractors trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and our chief financial officer ("CFO"). Suncor has a Disclosure Committee, chaired by its vice president and controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of our financial reports by the CEO and CFO.

The board of directors is specifically mandated to ensure systems are in place for communication with Suncor's shareholders and other stakeholders. Suncor interprets its operations for its shareholders and other stakeholders, through a variety of channels, including its periodic financial reports, securities filings, news releases, sustainability and climate change reports, webcasts, an external web site, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs, and through participation in the regulatory process. The board, either directly or through the activities of a designated board committee, reviews and approves all quarterly and annual financial statements and related management's discussion and analysis, management proxy circulars, annual information forms, and press releases containing significant new financial information, among others.

Internal Controls The board of directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor's internal control and management information systems. The Audit Committee is specifically mandated to assist the board of directors by reviewing the effectiveness of financial reporting, management information and internal control systems and the effectiveness of management in ensuring the integrity and security of Suncor's electronic information systems and records. This includes a review of the evaluation of these systems by internal and external auditors.

Corporate Governance System The Governance Committee assists the board of directors with governance issues. Among other things, this committee monitors and reviews key corporate governance requirements, guidelines and best practices, making recommendations to the board where appropriate, and reviews and approves this Statement of Corporate Governance Practices. See Governance Committee, under the heading Board Committees.

Stakeholder Feedback The Board Mandate currently provides that the board should ensure Suncor has systems in place to accommodate stakeholder feedback, and that these systems are appropriately resourced. Among other feedback mechanisms, Suncor currently maintains a 1-800 phone number as well as email and regular mail addresses for stakeholder feedback and questions. Shareholders may communicate directly with Suncor's independent chair by addressing correspondence to him at the address set out on page 33.

Expectations and Responsibilities of Directors The Terms of Reference, supplemented by a board-approved accountability statement for directors, identifies the key expectations placed on board members. Directors are expected to review meeting materials in advance of meetings to encourage and facilitate discussion and questions. Directors must devote sufficient time and energy to their role as Suncor director to effectively discharge their duties to Suncor and the board. Board meeting dates are established well in advance and directors are expected to attend all meetings absent extenuating circumstances. Directors' attendance records for meetings held in 2008 are set out on page 34.

Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the board determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee.

Board Committees (11)

The board of directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its four standing committees, each of which has a written mandate. Each of these committees is comprised solely of independent directors. Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full board of directors.

The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities, and may engage external advisors (as may the full board or an individual director), at Suncor's expense, to assist them in fulfilling their mandate.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 37

The following is a brief summary of the key functions, roles and responsibilities of Suncor's board committees. The complete text of the mandates of each board committee is on our web site.

Policy, Strategy Review and Governance Committee The Governance Committee assists the board in two areas: corporate governance and corporate strategy. In its governance role, the Governance Committee is mandated to determine Suncor's overall approach to governance issues and key corporate governance principles. It also reviews matters pertaining to Suncor's values, beliefs and standards of ethical conduct. The Governance Committee also conducts the annual assessment of the overall performance and effectiveness of the board of directors, its committees and individual directors.

In its strategy role, the Governance Committee reviews and provides advice with respect to the preliminary stages of strategic initiatives and projects, and reviews and assesses processes relating to long-range and strategic planning and budgeting.

Audit Committee The Audit Committee assists the board in matters relating to Suncor's internal controls, internal and external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters.

In fulfilling its role, the Audit Committee monitors the effectiveness and integrity of Suncor's financial reporting, management information and internal control systems. The Audit Committee exercises general oversight over the internal audit function by reviewing the plans, activities, organizational structure, qualifications and performance of the internal auditors. The appointment or termination of the chief officer in charge of internal audit is reviewed and approved by the Audit Committee. This officer has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. It also reviews any recommended appointees to the office of chief financial officer. The Audit Committee also monitors Suncor's business conduct code compliance program (see Ethical Business Conduct on page 39).

The Audit Committee plays a key role in relation to Suncor's external auditors. It initiates and approves their engagement or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.

The Audit Committee reviews and approves, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit, and significant finance, accounting and disclosure policies and other financial matters. The Audit Committee also plays a key role in financial reporting, by reviewing Suncor's core disclosure documents, being its annual and interim financial statements, Management's Discussion and Analysis (MD&A) and annual information form (Form 40-F in the United States). The committee approves interim financial statements and interim MD&A and makes recommendations to the board with respect to approval of the annual disclosure documents.

The Audit Committee also plays a key oversight role in the evaluation and reporting of Suncor's oil and natural gas reserves. This includes review of Suncor's procedures relating to reporting and disclosure, as well as those for providing information to Suncor's independent reserves evaluators (the "Evaluator"). The Audit Committee annually approves the appointment and terms of engagement of the Evaluator, including their qualifications and independence, and any changes in their appointment. Suncor's reserves data and report of the Evaluator are annually reviewed by the committee prior to approval by the full board of directors.

The Audit Committee reviews Suncor's policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, funding and investment strategy of Suncor's registered pension plan, as well as the terms of engagement of the plan's actuary and fund manager, and any significant actuarial reports. The Audit Committee oversees generally the board's risk management governance model by conducting periodic reviews to ensure the principal risks of Suncor's business are reflected in the mandates of the board and its committees, and reviews significant physical security management, IT security or business recovery risks and strategies to address such risks.

For additional information about Suncor's Audit Committee, including the Audit Committee Charter and Pre-approval Policies and Procedures, see Suncor's Annual Information Form dated March 4, 2008, filed at www.sedar.com.

Environment, Health and Safety Committee The Environment, Health and Safety Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health and safety (EH&S). This includes the effectiveness with which management establishes and maintains appropriate EH&S policies. The EH&S Committee also monitors management's performance and emerging trends and issues in these areas. In fulfilling its role, the EH&S Committee monitors the adequacy of the Suncor system of EH&S internal controls, and reviews quarterly management stewardship reports as well as the findings of significant external and internal EH&S investigations, assessments, reviews and audits. Suncor's periodic sustainability report, a detailed public disclosure document that

38 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

includes reporting on Suncor's EH&S progress, plans and performance objectives, is also reviewed by the EH&S Committee.

Human Resources and Compensation Committee For more information regarding the nature, scope, roles and responsibilities of the Human Resources & Compensation Committee, see "Report on Executive Compensation", on page 18.

Position Descriptions (12)

The board has developed and approved written position descriptions for the board chair, board committee chairs and the CEO. The board has also developed and approved a written position description, called an "Accountability Statement", for individual directors. For a summary of individual director accountabilities, see Expectations and Responsibilities of Directors, under the heading Board Mandate on page 36. The position description for the CEO includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations, and management's relationship with the board.

The position descriptions form part of the charter of the board of directors, and as such are reviewed annually by the Governance Committee and changes are recommended by that committee to the full board. The position descriptions are all posted on Suncor's web site. In addition, the position description for Suncor's board chair is set out in Appendix D.

Orientation and Continuing Education (13)

Suncor provides orientation materials to new members of the board of directors, and conducts a formal orientation program for each new board member. The orientation includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor's business and operations. The orientation also focuses on the role of the board, its committees and its directors, and the nature and operation of Suncor's business. A Directors' Handbook, containing information about the board and Suncor, including Suncor's core governance documents, is presented to each director upon joining the board. The handbook is continuously updated and is available for viewing by directors through a dedicated and secure directors' portal. (14)

Presentations and tours at the sites of Suncor's principal operations are provided to directors on a periodic basis, often in conjunction with board meetings, for the purpose of acquainting directors with Suncor's operations and the communities in which they are located.

The board's Director Continuing Education Policy encourages directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on Suncor's board, with the approval of the chairman of the board or Governance Committee. Through this program, Suncor's directors have taken courses in such diverse topics as reserves evaluation, financial accounting and corporate governance.

In conjunction with board meetings, management presents focused information to directors on topics pertinent to Suncor's business, including the impact of significant new laws or changes to existing laws, and opportunities presented by new technologies. (15) In an annual survey, directors are asked to suggest topics of interest for future information sessions.

Ethical Business Conduct (16)

Code of Conduct Sound, ethical business practices are fundamental to Suncor's business. Suncor has a business conduct code (the "Code") that applies to Suncor's directors, officers, employees and contractors. (17) The Code requires strict compliance with legal requirements and sets Suncor's standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflict of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, fair dealing in trade relations, and accounting, reporting and business control. Suncor's Code is supported by detailed policy guidance and standards, and a Code compliance program, under which every Suncor director, officer, non-union employee and independent contractor is required to certify, on an annual basis, his or her compliance with the Code, that he or she has reviewed the Code at least once during the past year, and that he or she understands the requirements of the Code.

Suncor's board exercises stewardship over the Code in several respects. Suncor's internal auditors audit the compliance program annually, and the director of internal audit, who has direct reporting relationships with the Audit Committee, reports on compliance to that committee. In addition, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Governance Committee annually on this process, and any recommended changes are approved by the Governance Committee. (18) Any waivers of Code requirements for Suncor's executive officers or

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 39

members of the board of directors must be approved by the board of directors or appropriate committee thereof, and disclosed. No such waivers were granted in 2007.

Suncor encourages employees to raise ethical concerns with Suncor management, our legal, corporate security, human resources or internal audit departments, without fear of retaliation. In addition, the board has established an "Integrity Hotline" to provide a means for Suncor employees to discuss issues of concern anonymously, with a third party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated by Suncor's internal auditors or security staff. The Audit Committee receives regular updates on activities relating to the Integrity Hotline.

The Code is available on Suncor's web site, under the "Governance" tab in the Investor Centre. (19)

Conflicts of Interest (20)

The board has adopted a policy relating to directors' conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors' portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.

If the change involves a change in the director's principal occupation or an appointment as director, officer or trustee of any for profit or not-for-profit organization, the director must also notify the board chair, who will determine whether the change would be inconsistent with the director's duties as a member of the board. In appropriate circumstances, the board chair may request the director's resignation.

The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the board of directors (regardless of the materiality of the contract or transaction), the director must immediately advise the board chair or the Governance Committee chair. The director's conflict or potential conflict is recorded in the minutes of meeting, and the director is required to absent himself or herself from the meeting for any discussions or deliberations concerning the subject matter of the contract or transaction. The director is not allowed to vote on any resolution in respect of the contract or transaction.

The Corporate Secretary ensures that directors do not receive board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Nomination of Directors (21)

The selection process for new nominees for membership on Suncor's board of directors is conducted by the Governance Committee, comprised solely of independent directors. (22) More information on the responsibilities, powers and operations of the Governance Committee is found on page 38. (23)

The selection process includes an annual assessment of the competencies and skills the board as a whole should possess, and of current director capabilities. The Governance Committee utilizes the services of executive search consulting firms, which assist the committee in developing a list of the skills, experiences, qualifications, industry experience, diversity and personal qualities desired in potential new board members, and identifying and evaluating candidates based on these criteria. The Governance Committee or an elected sub-committee reviews candidates provided by the search firm, and from that list, selects a limited number of individuals for in-depth interviews, reference checks and more detailed assessments of matters such as independence, financial acumen, potential conflicts and the ability of the candidates to devote sufficient time and attention to a Suncor board position.

Throughout the process, the Governance Committee provides updates to the board and solicits input on candidates. Candidates are interviewed by members of the committee and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation to the full board of directors, which approves a nominee for submission to shareholders for election to the board. (24)

Compensation (25)

Human Resources and Compensation Committee The HR&CC, comprised entirely of independent directors, assists the board in matters pertaining to board and executive compensation.

Board Compensation The HR&CC reviews and reports to the board on directors' compensation issues. The HR&CC has developed, in consultation with outside advisors, guidelines for director compensation based on, among other factors, directors' roles and responsibilities and an analysis of the competitive position of Suncor's director compensation program. The HR&CC annually reviews the competitiveness and form of board compensation, and makes

40 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

recommendations to the full board on the level and form of board compensation and share ownership guidelines. The board has set director compensation based upon recommendations from this committee.

CEO and Senior Executive Compensation The HR&CC assists the board by annually reviewing the performance of the CEO and recommending his total compensation to the full board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the board of directors in consultation with the HR&CC and board chair. The HR&CC annually reviews the CEO's performance against these objectives and against the key accountabilities of his position, as set out in the CEO's position description. The HR&CC reports its assessment to the full board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO's evaluation of the other executive roles within the organization and his recommendation for their total compensation.

For more information about the HR&CC and the process and criteria for determining the CEO's total compensation, see Report on Executive Compensation, on page 18.

Assessment of Directors (26)

The Governance Committee annually assesses and evaluates the overall performance and effectiveness of the board of directors, its committees, and individual directors, both as directors and as chairs of the board or a particular board committee, if applicable. Each year, directors complete a confidential questionnaire that includes both a self-assessment and peer review to assess individual performance. The resulting data is analyzed by the Governance Committee, which then reports to the full board of directors with any recommendations for enhancing or strengthening effectiveness. The board chair reviews data relating to individual performance and conducts one-on-one meetings with each director as appropriate, focused on individual effectiveness.

Compliance with NYSE Standards

During 2007, Suncor's corporate governance practices did not differ from the NYSE Standards in any significant respect, with the exception of certain requirements applicable to equity compensation arrangements, reflecting differences between NYSE and TSX requirements.

•
The NYSE Standards require shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under them are newly issued or purchased on the open market. The TSX rules, applicable to Suncor, only require shareholder approval of these plans if they involve newly issued securities.

•
The NYSE Standards do not require periodic renewal of previously granted shareholder approvals. The TSX rules require shareholder approval every three years for equity compensation plans that permit a rolling maximum percentage of reserved shares, as opposed to a fixed number of reserved shares (all of Suncor's equity compensation plans are subject to a fixed maximum).

•
Under NYSE Standards, material revisions to equity compensation plans must be approved by shareholders. Under new TSX rules, unless an equity compensation plan has a specific amendment provision stating which types of amendments require shareholder approval, all amendments must be submitted to shareholders for approval regardless of their materiality. All of Suncor's equity compensation plans have a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting.

(1)
Reference: Form 58-101F1, Item 1.

(2)
Reference: Form 58-101F1, Item 1(c).

(3)
Reference: Form 58-101F1, Item 1(b).

(4)
Reference: Form 58-101F1, Item 1(d).

(5)
Reference: Form 58-101F1, Item 1(f).

(6)
Reference: Form 58-101F1, Item 1(e).

(7)
Reference: Form 58-101F1, Item 1(g).

(8)
Reference: Form 58-101F1, Item 1(f).

(9)
Reference: Form 58-101F1, Item 2.

(10)
Reference: Form 58-101F1, Item 5.

(11)
Reference: Form 58-101F1, Item 8.

(12)
Reference: Form 58-101F1, Item 3.

(13)
Reference: Form 58-101F1, Item 4.

(14)
Reference: Form 58-101F1, Item 4(a).

(15)
Reference: Form 58-101F1, Item 4(b).

(16)
Reference: Form 58-101F1, Item 5.

(17)
Reference: Form 58-101F1, Item 5(a).

(18)
Reference: Form 58-101F1, Item 5(a)(ii).

(19)
Reference: Form 58-101F1, Item 5(a)(i).

(20)
Reference: Form 58-101F1, Item 5(b).

(21)
Reference: Form 58-101F1, Item 6.

(22)
Reference: Form 58-101F1, Item 6(b).

(23)
Reference: Form 58-101F1, Item 6(c).

(24)
Reference: Form 58-101F1, Item 6(a).

(25)
Reference: Form 58-101F1, Item 7.

(26)
Reference: Form 58-101F1, Item 9.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 41

APPENDIX C: BOARD TERMS OF REFERENCE

Part I: Overview

The Canada Business Corporations Act (the "Act"), Suncor Energy's governing statute, provides "that the directors shall manage or supervise the management of the business and affairs of a corporation..." In practice, as a board of directors cannot "manage" a corporation such as Suncor in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor's board of directors is to "supervise" the management of Suncor's business and affairs. Accordingly, the board of directors oversees development of the overall strategic direction and policy framework for Suncor. This responsibility is discharged through board oversight of Suncor's management, which is responsible for the day-to-day conduct of the business. The board, through the chief executive officer ("CEO"), sets standards of conduct, including the corporation's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the board as to the conduct of the business in the best interests of the corporation.

In general, then, the board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor's business and affairs are managed. In this way, the board assumes responsibility for the stewardship of Suncor. Specific responsibilities which facilitate the discharge of the board's stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board's Mandate, in Part IV of these Terms of Reference.

The board of directors discharges its responsibilities with the assistance of board committees. The committees advise and formulate recommendations to the board, but except in limited and specifically identified circumstances, do not have the authority to approve matters on behalf of the board of directors. General guidelines relating to board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the board committee chairs and the board of directors chair set out the related principles, framework and accountabilities for those key roles in Suncor's board governance.

Suncor's CEO is delegated the responsibility for the day-to-day management of Suncor and for providing Suncor with leadership. The CEO discharges these responsibilities by formulating corporate policies and proposed actions, and, where appropriate, presenting them to the board for approval. Suncor's Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the board of directors. In addition, the board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor's best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the board as a whole and may not be delegated to a committee or to management. These matters include:

•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the corporation;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the corporation from the corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors' circular;

•
the approval of the audited annual financial statements of the corporation; and

•
the adoption, amendment or repeal of by-laws of the corporation.

One of the key stewardship responsibilities of the board is to approve the corporation's goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the board fully informed of the progress of the corporation

42 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the board of directors continually evaluates the performance of executive management toward these achievements.

Part II: Board Guidelines

The following have been adopted by the board as the guidelines applicable to the board and its operations:

•
These Terms of Reference for the board of directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the board of directors annually), and the mandates and forward agendas of the board committees, constitute the charters of the board and committees respectively, and are reviewed by the board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the board chair and board committee chairs, as well as the Director Accountability Statement.

•
The CEO is responsible for leading the development of long-range plans for the corporation, including its goals and strategies. The board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The board annually reviews and approves the corporation's annual business plan (including the annual budget), and approves the strategies as reflected in the corporation's long range plan.

•
The board believes that the appropriate size for the board is between 10 and 14 members.

•
Directors stand for re-election annually.

•
The board maintains a Mandatory Retirement and Change of Circumstance policy and reviews the policy periodically to ensure it continues to serve the corporation's best interests. The board maintains a policy permitting directors to retain outside advisors at the expense of the corporation, subject to the written approval of any of the board chair, the chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the board, committee chair or Governance Committee, as the case may be, will establish on a case-by-case basis reasonable monetary limits and other controls as deemed appropriate.

•
In order to support the alignment of directors' interests with those of Suncor's shareholders, directors shall own during the term of their directorship $400,000 in value of Suncor common shares, DSUs or any combination thereof, to be held by each director within five years of being appointed or elected to the board.

•
The board should be comprised of a majority of independent directors. The board has defined an independent director in written independence criteria, based on the definition adopted by the New York Stock Exchange. On an annual basis, the board of directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•
The membership of the CEO on the board of directors is valuable and conducive to effective decision making. However, there should generally be no more than three inside (1) directors on the board of directors.

•
The board supports the separation of the role of chair from the role of CEO.

•
The board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which include the performance of the business and the accomplishment of CEO's qualitative and quantitative objectives as established at the beginning of each fiscal year of the corporation, and the creation and fostering within the corporation of a culture of integrity.

•
The chair will work with the CEO to establish the agenda for each board meeting. Each board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the board, and the second would allow for final discussion and a decision.

•
The board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

•
Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on directors' schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the board and its committees, if not in person then by telephone.

•
While the board does not restrict the number of public corporation boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 43

•
The board encourages the CEO to bring other executive officers into board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives' personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the board to other executives for succession planning and career development purposes is recognized.

•
The board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of board committees and the board of directors as a whole. The board delegates management of the selection processes to the Governance Committee. The Governance Committee has established a policy for director selection. The selection process includes consideration of the competencies and skills the board as a whole should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. The board ultimately determines nominees that will be included in the corporation's management proxy circular.

•
The board supports the principle that its membership should represent a diversity of backgrounds, experience and skills.

•
Succession and management development plans will be reviewed by the HR&CC, and reported on annually to the board.

•
At the conclusion of each board meeting, the board of directors shall meet on an "in-camera" basis without management. Such in-camera meetings shall be presided over by the independent chair. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•
At least once annually, the board will meet at a Suncor location other than the head office. The purpose is to facilitate continual exposure of board members to the corporation's operations and the communities in which they are carried out.

Part III: Committee Guidelines

•
The board has four standing committees: the Audit Committee, the Governance Committee, the HR&CC, and the EH&S Committee. From time to time the board may create ad hoc committees to examine specific issues on behalf of the board. Each committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the board of directors.

•
The Governance Committee, with input from the chairman of the board, plans board committee appointments (including the designation of a committee chair) for recommendation to and appointment by the board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the corporation. In accordance with the corporation's by-laws, unless otherwise determined by resolution of the board of directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•
Each committee shall be comprised of a minimum of three and a maximum of five directors. Each committee shall have a non-member secretary who may be a member of management of the corporation. The chair of each committee, in consultation with the committee secretary, shall determine the agenda for each committee meeting.

•
Except where otherwise specified in these terms of reference or in Suncor's by-laws, each committee shall have the power to determine its own rules of procedure.

•
The Audit Committee will consist entirely of outside, independent directors. In addition, all members of the Audit Committee must be, in the judgment of the board of directors, financially literate (1), and at least one member of the Audit Committee must be an audit committee financial expert. (2) In general Audit Committee members will not simultaneously be members of the Audit Committees of more than two other public companies, unless the board of directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee. Any such determination by the board of directors shall be disclosed in the corporation's management proxy circular.

•
The HR&CC will consist entirely of outside, independent directors.

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The chair is also an ex-officio of those committees of the board of which he is not a listed member.

•
At the conclusion of each committee meeting, the committee shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

44 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

Part IV: Mandate of the Board of Directors

Goals of the Board

The major goals and responsibilities of the board are to:

•
establish policy direction and the fundamental objectives of the corporation;

•
supervise the management of Suncor's business and affairs;

•
ensure the corporation has an effective strategic planning process;

•
identify the principal risks of Suncor's business, and ensure that there are systems in place to effectively monitor and manage these risks;

•
annually approve the strategies reflected in Suncor's long range plan, which takes into account, among other things, the opportunities and risks of the corporation's business;

•
protect and enhance the assets of the owners of the corporation and look after their interests in general;

•
ensure the continuity of the corporation by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective board is maintained;

•
make certain decisions that are not delegable, such as the declaration of dividends; and

•
provide leadership and direction for Suncor in establishing and maintaining a high standard of corporate ethics and integrity.

(1)
See Appendix A.

(2)
See Appendix A.

Major Duties

The major duties of the board are to:

1.
Foster the long-term success of Suncor. Commit to the enterprise and acknowledge that the best interests of Suncor and its shareholders must prevail over any individual business interests of the membership of the board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor's annual budget and the strategies reflected in its long range plan, to declaring dividends, approving annual budgets, major capital investments, mergers and acquisitions, issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the corporation or that the board is legally required to take.

3.
Review with management the mission of the corporation, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the corporation's progress toward its goals and plans, and assume responsibility to revise and alter the corporation's direction where warranted.

4.
Appoint a CEO, monitor and evaluate his performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the corporation, and in respect of the senior officers, monitor their performance, ensure that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

•
technology in exploration, production, mining, manufacturing, product design and product application;

•
fixed assets;

•
marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•
workforce and employee relations;

•
financial resources, including relations with the financial community; and

•
reputation.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 45

6.
Establish an overall compensation policy for the corporation and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for increasing investment in areas of high return while withdrawing funds from areas producing inadequate returns;

•
maintaining access to suitable sources of new capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and insurance.

8.
Identify the principal risks of the corporation's business and ensure implementation and monitoring of systems to effectively manage these risks.

9.
Ensure processes are in place to monitor and maintain the integrity of the corporation's internal control and management information systems.

10.
Ensure the corporation has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure systems are in place for communication and relations with stakeholder groups including, but not limited to, shareholders; the investing public; government; employees; the financial community; and the communities in which Suncor operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure the corporation has systems in place to accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the corporation, by:

•
taking reasonable steps to ensure Suncor complies with applicable laws and regulations, and with its constating documents, including Articles and By-laws, and operates to high ethical and moral standards; being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the corporation is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the corporation, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the board, review its composition and, when appropriate, identify new nominees to the board;

•
elect a chairman, appropriate committees and committee chairmen;

•
define the duties of the chairman of the board and the committees;

•
determine when and where the board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

Calgary, Alberta
Adopted by resolution of the board of directors on February 28, 1996.
Revision Dated November 30, 2005

46 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

Appendix A to the Board Terms of Reference – Financial Literacy and Expertise

For the purpose of making appointments to the corporation's Audit Committee, and in addition to the independence requirements, all directors nominated to the Audit Committee must meet the test of financial literacy as determined in the judgment of the board of directors. Also, at least one director so nominated must meet the test of financial expert as determined in the judgment of the board of directors.

Financial Literacy

Financial literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee's level of financial literacy, the board of directors must evaluate the totality of the individual's education and experience including:

•
The level of the person's accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practised as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a corporation that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person's specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person's level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person's direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person's past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person's level of familiarity and experience with the use and analysis of financial statements of public companies; and

•
Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the corporation's financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•
The financial statements fairly present the financial condition, results of operations and cash flows of the corporation in accordance with generally accepted accounting principles; and

•
The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the corporation.

Audit Committee Financial Expert

An "Audit Committee Financial Expert" means a person who, in the judgment of the corporation's board of directors, has the following attributes:

a.
an understanding of Canadian generally accepted accounting principles and financial statements;

b.
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.
experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor's financial statements, or experience actively supervising one or more persons engaged in such activities;

d.
an understanding of internal controls and procedures for financial reporting; and

e.
an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.
other relevant experience.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 47

APPENDIX D: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR

The following principles shape the position description and duties for the chair of the board of directors of Suncor Energy Inc.:

•
The board's overarching duty is to supervise the management of Suncor's business and affairs.

•
Suncor is committed to establishing and maintaining a well developed governance process involving the board, board committees and management.

•
Active involvement and substantive debate are encouraged.

•
The board supports the separation of the role of chair from the role of CEO.

•
The board is involved in strategic policy issues.

•
The board will strive to be the best.

With the foregoing in mind, the framework for board chair will be:

•
The chair of the board is the chief officer of the board, appointed annually by the board with remuneration as determined by the board. The chair is not an employee or officer of the corporation and will be independent of management. The chair will foster and promote the integrity of the board and a culture where the board works harmoniously for the long-term benefit of the corporation and its shareholders.

•
The chair will preside at meetings of the board and at meetings of the shareholders of the corporation, as provided for in the by-laws of the corporation.

•
The chair will serve on the Board Policy, Strategy Review and Governance Committee (Governance Committee) of the board. The committee, by its mandate, assists the board in matters pertaining to governance, including the organization and composition of the board, the organization and conduct of board meetings and the effectiveness of the board of directors, board committees, and individual directors, in fulfilling their responsibilities. The chair is also an ex-officio of those committees of the board of which he is not a listed member.

•
The chair will be kept well informed on the major affairs and operations of the corporation, on the economic and political environment in which it operates and will maintain regular contact with the chief executive officer and other senior executive officers of the corporation.

The accountabilities of the chair include:

Shareholder Meetings

•
Subject to the by-laws, chair all shareholder meetings.

•
Review and approve minutes of all shareholder meetings.

Manage the Board

•
Subject to the by-laws, chair all board meetings.

•
Provide leadership to the board.

•
In conjunction with the Governance Committee, ensure that processes to govern the board's work are effective to enable the board to exercise oversight and due diligence in the fulfillment of its mandate.

•
Identify guidelines for the conduct and performance of directors.

•
Manage director performance.

•
With the assistance of the corporate secretary and chief executive officer, oversee the management of board administrative activities (meeting schedules, agendas, information flow and documentation).

•
Facilitate communication among directors.

•
Attend committee meetings as deemed appropriate.

•
Review and approve minutes of all board meetings prior to presentation to the board for approval.

Develop a More Effective Board

•
Working with the Governance Committee, plan board and board committee composition, recruit directors, and plan for their succession.

48 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

•
Working with the Governance Committee, participate in the board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•
Review any change in circumstance of individual directors and determine whether directors' other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the board of directors of outside business organizations.

•
Review and approve requests from directors under the board's Directors Continuing Education Policy.

Work with Management

•
Support and influence strategy.

•
With the assistance of the Human Resources and Compensation Committee, lead the board in evaluating the performance of the CEO.

•
Build relationships at the senior management level.

•
Provide advice and counsel to the CEO.

•
Serve as an advisor to the CEO concerning the interests of the board and the relationship between management and the board.

Liaise with Stakeholders

•
Share Suncor's views with other boards and organizations when required.

•
Although primary responsibility for the corporation's relationships with the financial community, the press and other external stakeholders rests with the chief executive officer, the chairman may be requested, from time to time, to attend meetings with outside stakeholders.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 49

APPENDIX E: DIRECTOR INDEPENDENCE POLICY AND CRITERIA

Background

Corporate governance guidelines provide that boards should have a majority of independent directors, and that the board chair should be an independent director.

The purpose of this independence policy and criteria is to state the criteria by which Suncor's board determines whether each of its directors is or is not independent.

Independence Policy

Pursuant to the terms of reference for Suncor's board of directors, a majority of the board of directors must be independent, and in addition, the Audit, Governance and HR&C Committees, shall be comprised solely of independent directors. The Governance Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the board in order that the board may affirmatively determine the status of each such individual. In making independence determinations, the board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

Independence Criteria

A director of Suncor will be considered independent only if the board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a relationship with Suncor (NYSE corporate governance rules). A "material relationship" is one which could, in the view of Suncor's board, be reasonably expected to interfere with the exercise of the director's independent judgment (CSA Multilateral Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if:

•
The director is, or has been within the last three years, an employee or executive officer of the corporation, or an immediate family member (1) is or has been within the last three years, an executive officer, of the corporation.

•
The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than CDN$75,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•
The director or an immediate family member is a current partner of a firm that is the corporation's internal or external auditor; a director is a current employee of such a firm; or a director's immediate family member is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the corporation's audit within that time. For the purposes of this point ONLY, "immediate family member" means only a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•
The director or any immediate family member is or has been within the last three years employed as an executive officer of another corporation where any of Suncor's current executive officers at the same time serve on that corporation's compensation committee.

•
The director is a current employee, or an immediate family member is a current executive officer, of a corporation that has made payments to, or received payments from, the corporation, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of CDN$1 million, or 2% of such other corporation's consolidated gross revenues.

•
Contributions to tax exempt organizations shall not be considered "payments" for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from the corporation to the organization exceeded the greater of CDN$1 million, or 2% of such organization's consolidated gross reserves.

•
For Audit Committee members only, in order to be considered independent, a member of an Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board of directors or any other board committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that

50 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

  compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the corporation provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•
Has previously acted as an interim CEO of Suncor; or

•
Acts, or has previously acted, as chair or vice chair of the board of directors of any board committees on a part-time basis; or

•
Sits on the board of directors or as a trustee or in an equivalent capacity, of another corporation, firm or other entity, which has a business relationship with Suncor, provided that the individual's remuneration from the other entity is not personally material to that individual, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the board's conflict of interest policy with respect to contracts between Suncor and that other entity.

(1)
Unless otherwise noted, "immediate family member" is defined to include a person's spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person's home.

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 51

APPENDIX F: 2008 SHAREHOLDER RIGHTS PLAN

Summary of Key Features

The following is a summary of the features of the 2008 Rights Plan. The summary is qualified in its entirety by the full text of the 2008 Rights Plan, a copy of which is available from the Corporation as described in the circular. All defined terms, where used in this summary without definition, have the meanings attributed to them in the 2008 Rights Plan, unless otherwise indicated. Except where specifically mentioned in the following summary, there are no substantive differences between the 2008 Rights Plan and the 2005 Rights Plan.

(a)
Issuance of Rights

  One Right was issued by the Corporation in respect of each Common Share outstanding at the close of business on January 25, 1996, the date of implementation of the Original Plan, and one Right was issued and will continue to be issued in respect of each Common Share of the Corporation issued thereafter, prior to the earlier of the Separation Time and the Expiration Time. Under the 2008 Rights Plan, the Rights are simply reconfirmed and the Corporation reconfirms its authorization to continue the issuance of new Rights for each Common Share issued. Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at the exercise price equal to three times the Market Price of the Common Shares, subject to adjustment and certain anti-dilution provisions. The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares of the Corporation having an aggregate market price equal to twice the Exercise Price.

  The Corporation is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States, where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the 2008 Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the board of directors may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(b)
Trading of Rights

  Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares of the Corporation and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights ("Rights Certificates"), together with a disclosure statement prepared by the Corporation describing the Rights, will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities ("Convertible Securities") convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

(c)
Separation Time

  The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later date as may from time to time be determined by the board of directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d)
Acquiring Person

  In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Corporation's outstanding Voting Shares. Excluded from the definition of "Acquiring Person" are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of an acquisition or redemption by the Corporation of Voting Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition.

52 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

  The definitions of "Permitted Bid Acquisition", "Exempt Acquisition", "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the 2008 Rights Plan. However, in general:

  (i)
  a "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

  (ii)
  an "Exempt Acquisition" means a share acquisition in respect of which the board of directors has waived the application of the 2008 Rights Plan, which was made prior to the Effective Date, which was made pursuant to a dividend reinvestment plan of the Corporation, or which was made pursuant to a distribution by the Corporation of Voting Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular, by the Corporation or upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation. It also means a share acquisition which was made pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of Voting Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Voting Shares or Convertible Securities, or which was made pursuant to a distribution to the public by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus, as long as the Person acquiring same does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than the percentage held by such Person immediately prior to the acquisition, or pursuant to an amalgamation, merger, business combination or other similar transaction (statutory or otherwise, but for certainty not including a Take-over Bid) requiring shareholder approval.

  (iii)
  a "Convertible Security Acquisition" means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

  (iv)
  a "Pro Rata Acquisition" means an acquisition of Voting Shares or Convertible Securities as a result of a stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Voting Shares.

  Also excluded from the definition of "Acquiring Person" are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Corporation, Plan Trustee, Statutory Body, Crown agent or agency or Manager (provided that such person is not making or proposing to make a Take-over Bid).

  To the best of the knowledge of the directors and senior officers of the Corporation, as of the date hereof, no person is the Beneficial Owner of 20% or more of the outstanding Voting Shares.

(e)
Beneficial Ownership

  In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the 2008 Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or (2) pursuant to a pledge of securities).

  A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a "Joint Actor"). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose of acquiring or offering to acquire Common Shares.

  (i)
  Institutional Shareholder Exemptions from Beneficial Ownership

    The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security. There are exemptions from the deemed "Beneficial Ownership" provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager ("Investment Manager") which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client"), including the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities law; (ii) a licensed trust company ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a "Plan Trustee") of one or more pension funds or plans (a "Plan") registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 53

    (the "Statutory Body"), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; (v) a Crown agent or agency; or (vi) a manager or trustee ("Manager") of a mutual fund ("Mutual Fund") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.

    A Person will not be deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

  (ii)
  Exemption for Permitted Lock-up Agreement

    A Person will not be deemed to "Beneficially Own" any security where the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or such Person's Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person's Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.

    A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Voting Shares (the terms of which are publicly disclosed and made available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares to the Lock-up Bid and which further provides that such agreement permits the Locked-up Person to withdraw its Voting Shares in order to deposit or tender the Voting Shares to another Take-Over Bid or support another transaction: (i) at a price or value that exceeds the price under the Lock-Up Bid; or (ii) that contains an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid. The 2008 Rights Plan therefore requires that a Person making a Take-over Bid structure any lock-up agreement so as to provide reasonable flexibility to the shareholder in order to avoid being deemed the Beneficial Owner of the Common Shares subject to the lock-up agreement and potentially triggering the provisions of the 2008 Rights Plan.

    A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement no "break up" fees, "top up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2 1/2% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares previously tendered thereto in order to deposit such Voting Shares to another Take-Over Bid or support another transaction.

(f)
Flip-In Event

  A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the board of directors occurs (see "Redemption, Waiver and Termination"), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the 2008 Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Flip-In Event the Exercise Price is $150 and the Market Price of the Common Shares is $50, the holder of

54 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

  each Right would be entitled to purchase Common Shares having an aggregate Market Price of $300 (that is, 6 Common Shares) for $150 (that is, a 50% discount from the Market Price).

(g)
Permitted Bid and Competing Permitted Bid

  A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

  (i)
  the Take-over Bid is made to all holders of record of Voting Shares, other than the Offeror;

  (ii)
  the Take-over Bid contains irrevocable and unqualified conditions that:

  (I)
  no Voting Share shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Voting Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

  (II)
  unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

  (III)
  more than 50% of the outstanding Voting Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

  (IV)
  in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the close of business on the date of first take-up or payment for Voting Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

  A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid or another Competing Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Alberta) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(h)
Redemption, Waiver and Termination:

(i)
Redemption of Rights on Approval of Holders of Voting Shares and Rights.    The board of directors acting in good faith may, after having obtained the prior approval of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted for anti-dilution as provided in the 2008 Rights Plan (the "Redemption Price").

(ii)
Waiver of Inadvertent Acquisition.    The board of directors acting in good faith may waive the application of the 2008 Rights Plan in respect of the occurrence of any Flip-In Event if (i) the board of directors has determined that a Person became an Acquiring Person under the 2008 Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the Person is no longer an Acquiring Person.

(iii)
Deemed Redemption.    In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the board of directors has waived or has deemed to have waived the application of the 2008 Rights Plan consummates the acquisition of the Voting Shares, the board of directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv)
Discretionary Waiver with Mandatory Waiver of Concurrent Bids.    The board of directors acting in good faith may, prior to the occurrence of the relevant Flip-In Event as to which the 2008 Rights Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the 2008 Rights Plan to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares. However, if the board of directors waives the application of the 2008 Rights Plan, the board of directors shall be deemed to have waived the application of the 2008 Rights Plan in respect

SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR 55

    of any other Flip-In Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

  (v)
  Discretionary Waiver respecting Acquisition not by Take-over Bid Circular.    The board of directors acting in good faith may, with the prior consent of the holders of Voting Shares, determine, at any time prior to the occurrence of a Flip-In Event as to which the application of the 2008 Rights Plan has not been waived, if such Flip-In Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Voting Shares and otherwise than by inadvertence in the circumstances described in (h)(ii) above, to waive the application of the 2008 Rights Plan to such Flip-In Event. However, if the board of directors waives the application of the 2008 Rights Plan, the board of directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of Shareholders called to approve such a waiver.

  (vi)
  Redemption of Rights on Withdrawal or Termination of Bid.    Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, the board of directors may elect to redeem all the outstanding Rights at the Redemption Price. In such event, the 2008 Rights Plan will continue to apply as if the Separation Time had not occurred and one Right will remain attached to each Common Share as provided for in the 2008 Rights Plan.

  If the board of directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights.

(i)
Anti Dilution Adjustments

  The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

  (i)
  if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any optional stock dividend program or dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

  (ii)
  if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or rights or warrants.

  No adjustment to the Exercise price will occur as a result of the Stock Split (if approved at the meeting).

(j)
Supplements and Amendments

  Changes that the board of directors, acting in good faith, determines are necessary to maintain the validity of the 2008 Rights Plan as a result of any change in any applicable legislation, rules or regulation may be made subject to subsequent confirmation by the holders of the Common Shares or, after the Separation Time, Rights.

  The Corporation may make amendments to correct any clerical or typographical error.

  Subject to the above exceptions, after the meeting, any amendment, variation or deletion of or from the 2008 Rights Plan and the Rights, is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

(k)
Expiration

  If the 2008 Rights Plan is ratified, confirmed and approved at the meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the 2008 Rights Plan) and the termination of the annual meeting of the shareholders in the year 20011 unless at or prior to such meeting holders of Voting Shares ratify the continued existence of the 2008 Rights Plan.

56 SUNCOR ENERGY INC. 2008 MANAGEMENT PROXY CIRCULAR

This document contains forward-looking statements based on Suncor's current plans, expectations, projections and assumptions. Some of the forward-looking statements may be identified by words like "expects" and "plans". These statements are not guarantees of future performance. Actual results could differ materially, as a result of factors, risks and uncertainties known and unknown to which Suncor's business is subject. Further discussion of the risks, uncertainties and other factors that could affect these plans, and any actual results, is contained in Suncor's annual report to shareholders and other documents filed with regulatory authorities.

If you are looking for Suncor's 2007 annual report and you haven't received it in the mail, you may not have confirmed you wanted to receive it. Our 2007 annual report is available electronically on Suncor's web site at www.suncor.com. Or if you would like to receive a printed copy, please call 1-800-558-9071.

Box 38, 112 – 4th Avenue S.W., Calgary, Alberta, Canada  T2P 2V5
tel: (403) 269-8100  fax: (403) 269-6217  info@suncor.com  www.suncor.com

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  EXHIBIT 1
NOTICE OF MEETING, INVITATION LETTER TO SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR DATED MARCH 4, 2008